U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                    Form 10SB
                              ---------------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             PowerSource Corporation
                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)



           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

===============================================================================

United States
Securities and Exchange Commission
Washington, D.C. 20549
ATT:  Bill Underhill,
Examiner

Re:  PowerSource Corporation
        File No:  1-15071
        Form 10-SB;  Amendment # 1
        Filed  June  30,  1999


Dear Mr. Underhill:

The following is an Amendment No.4 to the Registration Statement on form 10SB12G/A. This Amendment includes responses to the sections of the comment letter dated September 9, 1999 from Richard K. Wulff, chief of the Office of Small Business Policy at the Securities and Exchange Commission ("SEC"). Table of contents and index to related pages of comment leter are located on Page 322 of Part II, Item 22(12)"Respond to the SEC Comment Letter."

Sincerely,

    E.Douglas Mitchell
/s/ -----------------
    E. Douglas Mitchell
    President

                             Powersource Corporation

                                TABLE OF CONTENTS



                                     Part I
                                     ------


Item 1. --  Description of Business
-----------------------------------
                                                              Page
                                                              ----

     General..............................................................6
     Other Possible M&A Transactions......................................6
     Loan Financing.......................................................6
     Procurement Agent Bid Status.........................................7
     Financing Efforts....................................................7
     506 Regulation Regulation D Offering Status..........................8
     Private Sale of Stock................................................8
     Loans................................................................8
     Principal Product and Services.......................................9
     Current Activities and Necessary Material Events....................10
     Possible Energy Source Acquisition..................................11
     Industry............................................................11
     Marketing Materials.................................................11
     Reporting Obligations...............................................12
     Public News Coverage................................................13
     Distribution Methods of the Product and Services....................13
     Market Information Sources..........................................14
     Current Marketing Activities........................................14
     Protected Territories...............................................15
     Marketing Agreements................................................15
     Status of Publicly Announced New Products or Services...............16
     Competition.........................................................16
     Principal Suppliers.................................................17
     Dependence On One or a Few Customers................................17
     Patents, Trademarks, and Licenses...................................18
     Governmental Approval................................... ...........18
     Governmental Regulations............................................18
     Research and Development............................................19
     Compliance With Environmental Laws..................................19
     Employees...........................................................19
     Litigation..........................................................19

Item 2. --  Management's  Discussion  and  Analysis of Financial
     Condition  and Results of Operations

     Forward Looking Cautionary Statement................................20
     Revenues............................................................20
     Expenses and Income or Loss.........................................21
     Statement of Cash Flows.............................................22
     General and Administrative Expenses.................................22
     Income Taxes........................................................22
     Potential Fluctuations in Quarterly Results.........................23
     Liquidity and Capital Resources.....................................23

Item 3 --  Description of Property.......................................23
Item 4 --  Principal Stockholders........................................24
Item 5 --  Management....................................................25
Item 6 --  Executive Compensation........................................28
Item 7 --  Management Stock..............................................28
Item 8 --  Employment Agreements.........................................29
Item 9 --  Potential Finders Fees........................................29
Item 10--  Certain Relationship and Related Transactions.................29
Item 11--  Legal Proceedings.............................................29
Item 12--  Market for Common Equity and Related Shareholders
           Matters.......................................................29
Item 13--  Trading Market................................................30
Item 14--  Recent Sales of Unregistered Securities.......................30
Item 15--  Exemption.....................................................30
Item 16--  Description of Securities.....................................31
Item 17--  Indemnification of Directors and Officers.....................32
Item 18--  Financial Statements and Supplement Data....................F-33
(A).  Powersource  Corporation  an Audited  Accountants
      Review  Report and Audited Financial Statements
      for the Year Ended December 31, 1998 and 1997....................F-33
(B).  Powersource Corporation Balance Sheet for the
      Three Months Ended March 31, 1999 ...............................F-47
(C).  Powersource Corporation Balance Sheet for the
      Six Months Ended June 30, 1999 ..................................F-59
(D).  Powersource Corporation Balance Sheet for the
      Nine Months Ended September 30, 1999 ............................F-75
Item 19--  Changes and Disagreements With Accountants....................91
Item 20--  Signature/power of Attorney...................................92

                                    Part II.
                                   -----------


Item 21--  Exhibits and Material Contracts...............................94

               The Following Documents are Filed as Part of This
                            Registration Statement:

1(i)  Articles of Incorporation..........................................94
 (ii) By-laws...........................................................100

2.    Voting Trust Agreement............................................104

3.    Agreement and Plan of Reorganization..............................105

4.    Material Contracts................................................117

     (A)   Stock Purchase Agreement.....................................117
     (B)   Cell-net Agreement...........................................120
     (C)   Pacific Gas & Electric Service Agreement.....................127
     (D)   San Diego Gas & Electric Service Agreement...................136
     (E)   Edison Service Agreement.....................................144
     (F)   Automated Power Exchange Service and
           Participation Agreement......................................153
     (G)   Agent Agreement..............................................156
     (H)   Telemarketers Agreement......................................165
     (I)   Selling Agreement............................................170
     (J)   Consulting Agreement.........................................178
     (K)   Nexcore Capital Selling Agreement............................180
     (L)   Notice of Terms, Price and Conditions 394.5..................186
     (M)   an Opinion of Counsel........................................189
     (N)   an Opinion of Counsel........................................191

5.    Statement Re: Computation of Per Share Earnings...................193

6.    Subsidiaries of the Registrant....................................194

7. Powersource Corporation Proforma Statement of
   Stockholders Equity..................................................195

Item 22--    Other Exhibits.............................................199
    1    Statement From Kensington Company Inc..........................199
    2    Prestige Capital Letter........................................200
    2(a) Prestige Capital Agreement.....................................201
    2(b) Frontier Pacific Insurance Bond................................207
    3    Press Release Dated July 1.....................................211
    3(a) Press Release Dated August 10..................................214
    4    RH Underwriting Agreement......................................216
    5    Private Placement Memorandum...................................220
    6    Senator Associates Note........................................265
    7    NASD Letter....................................................266
    8    Commercial Lease...............................................267
    9    Selling Agreement for Premier Energy Group LLP
         and Paramount Energy Group LLP.................................295
    9(a) Selling Agreement for Energy District 111 LLC..................303
   10    Reguarding a Former Accountant.................................310
   11    Oil and gas properties appraisal report .......................311
   12    Respond to the SEC Comment Letter..............................322


   13. Schedule Ex-27 Article Ut of Summary Financial Information Extracted From Three Month Ended March-31-1999,
         Year End Dec-31-1998 and Dec-31-1997
         of Powersource Corporation Financial Statements................325

                                     Part I.

                          ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL
-------

     PowerSource Corporation (the "Company" or "PowerSource") is a Nevada corporation formed in 1990 under the name American Gas Corporation. In 1992, Kensington International Holding Corporation ("Kensington"), a fully reporting public company, acquired American Gas Corporation. Subsequently in May 1998,
American Gas Corporation reorganized and changed its name to PowerSource Corporation. From its inception until February 1998, the Company operated as an energy company in the Midwest. The Company relocated to California to take advantage of California Assembly Bill 1890 which permits California residents and business to choose their utility suppliers. The California electric industry is estimated to be a $22 billion dollar per year business and PowerSource intends to capture a share of the market.

     PowerSource is a registered electric service provider (registration # 1237) with the California Public Utilities Commission ("PUC"). The Company has also met the necessary criteria to be a Registered Renewable Provider (registration # CEC-91237), and is eligible to receive funding from the Renewable Technology Program. On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transactions Marketer (docket # ER98-3052-000), which automatically became effective on August 14, 1998. When filing documents with the Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, pursuant to delegated authority, the Director, Division of Applications, Office of Electric Power Regulation, granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

     Power marketers whose rates are on file with the Commission are considered to be "Public Utilities" under the Federal Power Act (just as Pacific Gas and Electric Company and Commonwealth Edison Company are Public Utilities), and must comply with a number of regulations which apply to all Public Utilities

     The Company anticipates that energy deregulation will be similar to telephone deregulation. Currently, only the State of California licenses and permits sales of power by independent providers other than utilities. By being licensed at the federal level, as well as with the California PUC, PowerSource is positioned eventually to sell power in states other than California if those states adopt deregulation legislation. Furthermore, PowerSource can purchase power from sources in any jurisdiction. With the defeat of Proposition 9 in California in November 1998, energy deregulation and the related opportunities remain intact.

     PowerSource plans to act as an energy aggregator to provide individuals and business with the opportunity to pool together into a common buying group to make larger, more economical purchases of energy. The Company intends to market to various types of organizations, including business associations, membership retailers, homeowners associations, chambers of commerce, churches, municipalities, cause-related groups, and other non-profit organizations. PowerSource also intends to promote environmentally friendly, renewable energy sources such as wind and solar power. With this group buying approach, PowerSource anticipates that it will have an opportunity to earn profits initially from operations in California, and eventually throughout the United States if energy deregulation evolves nationwide.

OTHER POSSIBLE M&A TRANSACTIONS
-------------------------------

IN ADDITION, POWERSOURCE AT THIS TIME IS NOT CONTEMPLATING ANY OTHER ACQUISITION

OR MERGER  TRANSACTIONS,  INCLUDING USING THE COMPANY AS A VEHICLE FOR A REVERSE

ACQUISITION OR MERGER.


LOAN FINANCING
--------------

THE COMPANY MAY POSSIBLY  BORROW  FUNDS AND USE THE  PROCEEDS  THEREFROM TO MAKE

PAYMENTS  TO  THE  COMPANY'S  PROMOTERS,   MANAGEMENT  OR  THEIR  AFFILIATES  OR

ASSOCIATES, IF THE NEED ARISES IN THE FUTURE.

     The primary sources of the Company's revenues are expected to be from the resale of energy purchased on a wholesale basis, from the sale of other services, and from the sale of territories to independent affiliated and unaffiliated marketing companies. In the future, the Company may buy back marketing territories from affiliated marketing companies through exchange offers pursuant to which the Company would exchange shares of its Common Stock for the outstanding securities of the marketing companies.

     In December 1998, in response to the City of Santa Monica's Request for Qualifications and Proposals, PowerSource submitted a proposal to become the procurement agent for Santa Monica's energy. The proposal included the development and implementation of an energy efficiency planning program for the City and its constituents, the purchase of power from renewable sources, and the installation of distributed solar power within the City. The Company presented the proposal as part of a vendor team. This vendor team includes the Solar Utility Company, Gottfried Technologies, Princeton Development Corporation, and Flack & Kurtz Engineers.



SANTA MONICA BID STATUS
----------------------------

IN  DECEMBER  1998,  IN  RESPONSE  TO THE CITY OF  SANTA  MONICA'S  REQUEST  FOR

QUALIFICATIONS  AND  PROPOSALS,  POWERSOURCE  SUBMITTED A PROPOSAL TO BECOME THE

PROCUREMENT  AGENT  FOR  SANTA  MONICA'S  ENERGY.   THE  PROPOSAL  INCLUDED  THE

DEVELOPMENT AND IMPLEMENTATION OF AN ENERGY EFFICIENCY  PLANNING PROGRAM FOR THE

CITY AND ITS CONSTITUENTS, THE PURCHASE OF POWER FROM RENEWABLE SOURCES, AND THE

INSTALLATION OF DISTRIBUTED  SOLAR POWER WITHIN THE CITY. THE COMPANY  PRESENTED

THE PROPOSAL AS PART OF A VENDOR TEAM, WHICH INCLUDED THE SOLAR UTILITY COMPANY,

GOTTFRIED  TECHNOLOGIES,  PRINCETON DEVELOPMENT  CORPORATION,  AND FLACK & KURTZ

ENGINEERS.  THE CITY OF SANTA MONICA HAS RECENTLY MADE A SELECTION OF ITS ENERGY

CONSULTING FIRM IN RESPONSE TO MULTIPLE PROPOSALS IT HAS RECEIVED.  THE DECISION

FAVORED A COMPETING PARTY  UNAFFILIATED  WITH  POWERSOURCE,  AND AS A RESULT THE

COMPANY IS NO LONGER INVOLVED IN THIS PROJECT.


FINANCING EFFORTS
-----------------

AS  STATED  IN  GENERAL  SECTION  OF  PARAGRAPH  1,  SECTION  1 OF THIS  FILING,

POWERSOURCE HAS OBTAINED   SUFFICIENT FUNDING FOR PURCHASE OF POWER. THE COMPANY

DOES NOT HAVE ADEQUATE  CAPITAL TO IMPLEMENT ITS MARKETING  PROGRAM AT THIS TIME

COMPANY HAS  SIGNED-UP  OVER 1800 NEW  COSTUMERS OF   WHICH ABOUT 1000   OF  ARE

ALREADY  CONNECTED TO  POWERSOURCE.      POWERSOURCE  NEEDS TO SWITCH ABOUT 5000

COSTUMERS IN ORDER TO ACHIEVE A BREAKEVEN  POINT.  THE 506 REGULATION D OFFERING

HAS RESULTED IN SALE OF 40,400 SHARES OF COMMON STOCK TO DATE, RAISING $101,000.



     On June 18, 1998 PowerSource filed a statement with the National Association of Securities Dealers, Inc. ("NASD") pursuant to Rule 15c2-11 to become a public nonreporting company on the OTC Bulletin Board. The OTC Compliance Unit responded by notifying the Company that pursuant to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, for securities not previously quoted on the OTC Bulletin Board, the issuer must make current filings with the Securities and Exchange Commission. Accordingly, the Company's securities will not be eligible for trading on the OTC Bulletin Board until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its public reports. On May 20, 1999, the Company was notified by the NASD that its shares were qualified for trading on a nonquoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "PSRE".

506 REGULATION D OFFERING STATUS
--------------------------------

The Company is making a private placement of its Common Stock pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $5,000,000 in capital. The Company is offering 1,000 units consisting of an aggregate of 2,000,000 shares of Common Stock and 1,000,000 Common Stock purchase warrants. Each unit consists of 2,000 shares of Common Stock at $2.50 per share and 1,000 Class B warrants exercisable at $3.50 per Share at any time until December 31, 1999.

THE ORIGINAL 506  REGULATION D UNDERWRITING  AGREEMENT WITH NEXCORE  CAPITAL WAS

TERMINATED.   THE  COMPANY   SUBSEQUENTLY   REORGANIZED  THE  PRIVATE  PLACEMENT

COMMENCING ON FEBRUARY 5, 1999 AND RAISED $101,000 TO DATE. RECENTLY THE COMPANY

SIGNED AN  UNDERWRITING  AGREEMENT  WITH RH INVESTMENT  CORP.,  INCLUDED IN ITEM

22(4),FOR WHICH THE PROSPECTUS IS BEING AMENDED. A COPY OF THE PRIVATE PLACEMENT

MEMORANDUM IS PROVIDED AS AN EXHIBIT IN ITEM 22(5).


PRIVATE SALE OF STOCK
---------------------

BETWEEN  JANUARY  1 AND  DECEMBER  31,  1998,  APPROXIMATELY  80,000  SHARES  OF

POWERSOURCE WERE ISSUED TO APPROXIMATELY 270 SHAREHOLDERS OF KENSINGTON COMPANY,

INC.,  A FULLY  REPORTING  COMPANY,  WHICH  USED TO OWN  100% OF THE  SHARES  OF

AMERICAN GAS CORPORATION  (SUBSEQUENTLY  RENAMED TO POWERSOURCE).  THE PREFERRED

STOCK WAS ISSUED TO KENSINGTON INTERNATIONAL HOLDING CORPORATION IN EXCHANGE FOR

OIL AND GAS  EQUIPMENT  AND OTHER  ASSETS,  WHICH WERE  APPRAISED AT FAIR MARKET

VALUE AT THE TIME OF EXCHANGE AT $535,000.



LOAN FINANCING
--------------

THE COMPANY HAS A $67,700  SHORT-TERM NOTE LOAN FROM SENATOR ASSOCIATES LTD. THE

ANNUAL  INTEREST  RATE ON THE LOAN IS 7%. AN AGREEMENT  WITH SENATOR  ASSOCIATES

LTD. IS PROVIDED IN EXHIBIT, ITEM 22(6).

THE  ARTICLES  OF  INCORPORATION  AND BYLAWS OF THE  COMPANY DO NOT  CONTAIN ANY

LIMITATION ON THE AMOUNT OR PERCENTAGE OF INDEBTEDNESS, FUNDED OR OTHERWISE, THE

COMPANY MIGHT INCUR.  THE MORE THE COMPANY'S  ASSETS ARE LEVERAGED,  THE GREATER

THE RISK THAT SHORT-TERM  FLUCTUATIONS IN THE COMPANY'S  OPERATIONS MIGHT HAVE A

MATERIAL  ADVERSE  AFFECT  ON  THE  COMPANY'S  ABILITY  TO  ACQUIRE   ADDITIONAL

FINANCING,  WHEN  AND IF  REQUIRED.  TYPICALLY,  THE MORE  THE  COMPANY  BECOMES

LEVERAGED,  THE GREATER THE INCREASE IN DEBT  SERVICE.  SUCH AN INCREASE IN DEBT

SERVICE COULD ADVERSELY  AFFECT THE COMPANY'S  ABILITY TO MAKE  DISTRIBUTIONS TO

ITS  STOCKHOLDERS AND RESULT IN AN INCREASED RISK OF DEFAULT ON ITS OBLIGATIONS.

BUSINESS LOANS ARE TYPICALLY SECURED BY (1) ACCOUNTS RECEIVABLES,  AND (2) OTHER

PHYSICAL  ASSETS  OF THE  BORROWER.  IN THE  EVENT  OF A  DEFAULT  ON A  SECURED

OBLIGATION,  THE COMPANY  MIGHT LOSE  SIGNIFICANT  PHYSICAL  ASSETS OR CONTRACTS

VITAL TO THE COMPANY'S CONTINUED OPERATIONS,  WHICH MIGHT FORCE THE COMPANY INTO

INSOLVENCY.  THE BOARD OF DIRECTORS OF THE COMPANY WILL DETERMINE  POLICIES WITH

RESPECT TO  FINANCING  OR  REFINANCING  OF ASSETS AND  POLICIES  WITH RESPECT TO

BORROWINGS BY THE COMPANY.

PRINCIPAL PRODUCTS AND SERVICES
-------------------------------

     To date the Company has devoted substantially all of its efforts and resources to its development as a power marketer. The Company plans to attract customers by improving electricity consumption costs. Under current regulation, most customer rates are based on average embedded costs. Customers generally receive a single, high level of service reliability and are charged the same rate for service throughout each billing period regardless of the actual cost to the utility. As a result, consumers cannot control their electricity costs by varying the times during which they use electricity and the reliability of service they desire. The Company plans to offer customers an alternative pricing structure that will save them money on their electric bills.


The Company plans to decrease the generation portion of its average customer's bill for the first few years of service. In addition, the Company has identified strategic suppliers that can achieve specific cost savings of 7% to 10% in the form of reduced energy consumption through the use of new electrical equipment with increased efficiency.

     PowerSource is also aggressively seeking related business niches that will deliver the Company higher profit margin opportunities. The Company has identified the following as possible opportunities:

     Physical Load Aggregation - This opportunity permits commercial customers in close proximity to each other (within shopping centers, industrial parks, strip malls, and other business centers) to combine their load requirements under a single electric meter on a lower-cost rate schedule from the host utility. Optimum configurations for this type of physical load aggregation yield gross profit potentials significantly above those available through the marketing of only low-cost bulk energy supplies.

     Selective Use of "Active" Demand Management Systems - The market-based pricing model adopted in California places a premium on the ability to control or displace energy consumption during certain peak periods. This market-based model will also likely be adopted in other states. The new volatility in energy prices caused by market forces significantly improves the economics of devices or energy management systems. Significant savings are possible by controlling usage during times when the cost of power is 300% to 500% more expensive than the annual average price. PowerSource will use these systems to lower costs for its customers on a sharing-the-savings basis.

     Future products for include the packaging of energy and telecommunications services. PowerSource may also expand its Demand Side Management (DSM) and other services available to consumers to include the following:

A. Time-of-Use and Real-Time Pricing:

     Communication linkages can be used to send out variable price signals or schedule time periods when low, moderate, or high price levels will be in effect. The Company may utilize automated energy management systems that implement predetermined consumer preferences regarding tradeoffs between cost, comfort or convenience to receive and respond to such price signals.

B. Customer-Influenced Load Management:

     Utilities can determine the effects of load management at a customer site via two-way communications. The Company may offer load control services that include a customer override option which would effect the customer's billing.

C.  Energy Information Services:

     The Company may use communication and information management systems to provide customers with an array of energy information services. These systems allow customers to receive continuously updated details of monthly energy use by certain major appliances or by certain pricing categories. They also enable customers to compare the energy use by appliances and other categories during current and prior billing periods. Projections of monthly electricity bills based on partial monthly data can be compared with actual energy use. This information will enable the energy customer to estimate energy cost impacts and potential efficiency improvements.

CURRENT ACTIVITIES AND NECESSARY MATERIAL EVENTS
------------------------------------------------

POWERSOURCE IS CURRENTLY  SWITCHING  CUSTOMERS THAT HAVE ACCEPTED THE COMPANY AS

THEIR NEW ENERGY PROVIDER.  APPROXIMATELY 1,000 CUSTOMERS HAVE NOW COMPLETED THE

SWITCHING  PROCESS TO MOVE FROM THEIR EXISTING  ELECTRIC UTILITY TO THE SERVICES

OFFERED BY POWERSOURCE.  THIS CONVERSION RATE WAS ACCOMPLISHED  DURING A TESTING

PHASE CONDUCTED BY THE  COMPANY'S FIVE MAJOR TELEMARKETING ORGANIZATIONS USING A

LIMITED  NUMBER OF  AGENTS.  THE  ABILITY  TO  OBTAIN  THE  NUMBER OF  CUSTOMERS

NECESSARY  TO MAKE THE COMPANY  PROFITABLE  OVER A LONG TERM IS DEPENDENT ON THE

CONTINUED  SUCCESS OF THE MARKETING  EFFORTS.  THE COMPANY'S  BREAKEVEN POINT IS

ESTIMATED AT ABOUT 5,000 CUSTOMERS.  POWERSOURCE'S ABILITY TO REALIZE REVENUE IS

DEPENDENT ON SUCCESSFUL IMPLEMENTATION OF THE FOLLOWING STEPS:

1.  SECURE  A LINE OF  CREDIT  FOR  PURCHASING  POWER  --  POWERSOURCE  HAS BEAN

SUCCESSFUL IN OBTAINING  SUFFICIENT FINANCING IN ORDER TO CONDUCT A FULL - SCALE

BUSINESS.  POWERSOURCE HAS ENTERED INTO A SECURED $3,000,000 FINANCING AGREEMENT

WITH PRESTIGE  CAPITAL  CORPORATION,  WHO  SPECIALIZES  IN THE LENDING  BUSINESS

AGAINST ACCOUNTS RECEIVABLE. THIS AGREEMENT WAS SIGNED ON OCTOBER 12, 1999. THIS

FINANCIAL  AGREEMENT  IS PROVIDED IN ITEM 22(2a) IN  ADDITION,  POWERSOURCE  HAS

SUCCESSFULLY  OBTAINED A SURETY  BOND  NEEDED TO  SATISFY  THE  AUTOMATED  POWER

EXCHANGE  REQUIREMENTS FOR PURCHASING  POWER IN CALIFORNIA.  A BOND FOR $150,000

WAS OBTAINED FROM FRONTIER PACIFIC  INSURANCE  COMPANY ON SEPTEMBER 9, 1999. THE

SURETY BOND AGREEMENT IS PROVIDED IN PART II, ITEM 22(2b).

2.  TEST THE  BILLING  AND  COLLECTION  SYSTEMS  WITH THE  UTILITY  DISTRIBUTION

COMPANIES (UDCS) -- POWERSOURCE IS TESTING BILLING AND COLLECTION  MECHANISMS IN

ORDER TO USE THE UDCS FOR COLLECTION SERVICES. WHILE THESE SOFTWARE SERVICES ARE

PROVIDED BY AN EXPERIENCED VENDOR,  UNTIL ACTUAL PAYMENTS START TO ACCUMULATE IN

A  POWERSOURCE  BANK  ACCOUNT  SOME  UNCERTAINTY  REMAINS  THAT THIS SYSTEM WILL

WORK PROPERLY AND MAY CREATE DELAYS IN PAYMENTS TO POWERSOURCE.

3. PREPARE FOR UPDATE OF A NEW ELECTRONIC  DATA  INTERFACE  (EDI) PROTOCOL -- IN

ORDER TO STANDARDIZE  THE TRANSFER OF ELECTRONIC  INFORMATION  BETWEEN  ELECTRIC

SERVICE  PROVIDERS  (ESPS)  AND THE  UDCS,  AN  UPDATE  IN  PROTOCOLS  HAS  BEEN

COORDINATED  BETWEEN ALL PARTIES FOR ALMOST A SIX-MONTH  PERIOD.  A FULL TESTING

SCHEDULE WILL BE REQUIRED  BEFORE THE  CONVERSION OF THE EXISTING  SYSTEM TO THE

NEW SYSTEM. THE VENDORS USED BY POWERSOURCE HAVE BEEN ACTIVE IN THESE ACTIVITIES

SINCE THEIR INCEPTION.  NEVERTHELESS, CHANGES OF THIS TYPE HAVE THE POTENTIAL TO

DISRUPT  OPERATIONS  BY  UNEXPECTED  PROBLEMS AND MAY CAUSE THE  POTENTIAL FOR A

DELAY OF PAYMENTS DUE POWERSOURCE.

4. MAINTAIN  CONTINUED  EXPANSION OF MARKETING  ACTIVITIES - POWERSOURCE NOW HAS

FIVE TELEMARKETING ORGANIZATIONS UNDER CONTRACT, ONE FIRM THAT USES DOOR-TO-DOOR

SALES  PERSONNEL,  AND ONE FIRM  SPECIALIZING  IN "AFFINITY"  MARKETING TO LARGE

NON-PROFIT ASSOCIATIONS. THESE INDEPENDENT SALES GROUPS NEED TO MEET THE CURRENT

SALES PROJECTIONS ANTICIPATED BY POWERSOURCE,  UNTIL SALES ARE ACTUALLY ACHIEVED

THERE IS A RISK OF NOT OBTAINING THESE GOALS.

5. CONTINUE INFLUX OF INVESTOR FUNDS TO FUEL EXPANSION -- NEW CUSTOMER GROWTH IS

DEPENDENT ON OBTAINING INVESTOR FUNDS TO PAY THE UP-FRONT  COMMISSIONS  DEMANDED

BY  MARKETERS.  THE  AVAILABILITY  OF THESE FUNDS IS UNCERTAIN  AND DEPENDENT ON

GENERAL  ECONOMIC  CONDITIONS  OF THE  FINANCIAL  MARKETS  AND  ON THE  SPECIFIC

CONTINUED  ECONOMIC  INTEREST OF  INVESTORS IN  POWERSOURCE.  THE SUCCESS OF THE

PRIVATE  PLACEMENT  CURRENTLY  UNDERWAY WILL MATERIALLY  INFLUENCE THE COMPANY'S

RATE OF REVENUE GROWTH. IF ONLY MINIMUM AMOUNT OF FUNDING IS RAISED, THE COMPANY

WILL HAVE LIMITED MARKETING RESOURCES RESULTING IN LIMITED REVENUE.



POSSIBLE ENERGY SOURCE ACQUISITION
----------------------------------

IN THE SECOND QUARTER OF 1999, POWERSOURCE WAS EVALUATING A POSSIBLE ACQUISITION

OF A RENEWABLE  ENERGY SOURCE IN A FORM OF A WIND TURBINE  PROJECT.  THE COMPANY

ENGAGED  IN A  STANDARD  DUE  DILIGENCE  AND  NEGOTIATIONS  PROCESS,  WHICH  WAS

SUBSEQUENTLY   TERMINATED  IN  THE  PROPOSAL   STAGE,   PRIOR  TO  REACHING  ANY

SATISFACTORY  UNDERSTANDINGS OR AGREEMENTS OF ANY NATURE WITH THE SELLING PARTY.

CURRENTLY,  THE  COMPANY  IS NOT  ENGAGED  IN  ANY  NEGOTIATIONS  RELATED  TO AN

ACQUISITION  OR MERGER  OF THE ABOVE  MENTIONED  OR ANY OTHER  RENEWABLE  ENERGY

SOURCE.



INDUSTRY
--------

THE RESTRUCTURING OF THE ELECTRIC UTILITY INDUSTRY IN CALIFORNIA ALLOWS ELECTRIC

SERVICE  PROVIDERS LIKE  POWERSOURCE TO PROVIDE ITS CUSTOMERS WITH POWER DERIVED

ONLY FROM  RESOURCES THAT ARE LESS HARMFUL TO THE  ENVIRONMENT  AND RENEWABLE IN

NATURE.  THE USE OF THESE  RESOURCES HELPS CLEAN UP  CALIFORNIA'S  AIR,  REDUCES

GREENHOUSE  EMISSIONS AND SUPPORTS  IN-STATE ENERGY  INDUSTRIES.  THE CALIFORNIA

ENERGY  COMMISSION  SELECTS  THE  SPECIFIC  RESOURCES  THAT  COMPLY  WITH  THESE

ENVIRONMENTAL STANDARDS. THIS AGENCY HAS DETERMINED THAT THE FOLLOWING RESOURCES

SHOULD BE INCLUDED IN THE RENEWABLE CATEGORY: BIOMASS, DIGESTER GAS, GEOTHERMAL,

SMALL HYDRO, LANDFILL GAS, MUNICIPAL SOLID WASTE,  PHOTOVOLTAIC,  SOLAR THERMAL,

WASTE  TIRE,  AND  WIND.  BY  PURCHASING  FROM THIS  GROUP OF ENERGY  RESOURCES,

POWERSOURCE IS ABLE TO PARTICIPATE ALONG WITH 14 OTHER COMPANIES IN THE OVER $75

MILLION POOL SET ASIDE FOR DISCOUNTS TO CUSTOMERS USING GREEN ENERGY.



MARKETING MATERIALS
-------------------

IN ITS  SEARCH  FOR  BUSINESS  OPPORTUNITIES,  POWERSOURCE  INTENDS  TO USE  THE

COMPANY'S  STANDARD   PROMOTIONAL   MATERIAL,   INCLUDING  FULL-COLOR  MARKETING

BROCHURES,  AN  INTERNET  WEBSITE,  INFORMATION  CONTAINED  IN A SALES  TRAINING

MANUAL, AND A FUTURE PUBLIC/INVESTOR RELATIONS PACKET.

REPORTING OBLIGATIONS
---------------------

DISCLOSURE RE: THE COMPANY'S REPORTING OBLIGATIONS UNDER THE SECURITIES EXCHANGE

ACT OF 1934, PARTICULARLY WITH REGARD TO THE REQUIREMENT FOR CERTIFIED FINANCIAL

STATEMENTS.

ON  JUNE 4,  1999,  POWERSOURCE  CORPORATION  ("COMPANY")  FILED A  REGISTRATION

STATEMENT  ON FORM 10-SB  ("REGISTRATION  STATEMENT")  WITH THE  SECURITIES  AND

EXCHANGE COMMISSION ("SEC"). ON JUNE 30, 1999, THE COMPANY FILED AMENDMENT NO. 1

TO ITS  REGISTRATION  STATEMENT  ON FORM 10-SB.  ALTHOUGH  THE SEC STILL HAS NOT

CLEARED ALL OF THE COMMENTS  WHICH HAVE  RESULTED  FROM THE REVIEW BY THE SEC OF

THE  REGISTRATION  STATEMENT  AND  AMENDMENT  NO. 1 THERETO,  AS A RESULT OF THE

NATURE OF THE REGISTRATION  STATEMENT,  THE REGISTRATION STATEMENT AUTOMATICALLY

BECAME  EFFECTIVE ON OR ABOUT AUGUST 3, 1999, THAT IS, 60 DAYS AFTER FILING WITH

THE SEC. THE COMPANY IS NOW A "REPORTING ISSUER", I.E., A PUBLIC COMPANY, AND IS

REQUIRED TO MAKE CERTAIN REGULAR  DISCLOSURES BY FILING  QUARTERLY,  ANNUAL AND,

WHEN   APPROPRIATE,   OTHER   REPORTS   WITH  THE  SEC,   WHICH  MUST  BE  FILED

ELECTRONICALLY.

FORM 10-K IS AN ANNUAL REPORT TO THE SEC WHICH COVERS  SUBSTANTIALLY  ALL OF THE

INFORMATION  IN THE  1933  ACT  FORM  S-1  REGISTRATION  STATEMENT,  OTHER  THAN

INFORMATION ON UNDERWRITING  AND THE USE OF PROCEEDS.  THE REPORT IS DUE 90 DAYS

AFTER THE  COMPANY'S  FISCAL YEAR END.  THE FORM 10-K  INCLUDES THE FULL AUDITED

FINANCIAL  STATEMENTS  FOR THE  YEAR  UNDER  REPORT  AS WELL  AS  CERTAIN  PRIOR

FINANCIAL INFORMATION.

FORM10-Q IS A QUARTERLY REPORT CONTAINING  UNAUDITED FINANCIAL  INFORMATION AND,

IF CERTAIN TYPES OF NONRECURRING  EVENTS OCCUR DURING THE REPORTING  PERIOD (FOR

EXAMPLE,  THE  COMMENCEMENT  OF  SIGNIFICANT  LITIGATION),  THESE EVENTS MUST BE

REPORTED  ON FORM 10-Q.  THIS REPORT IS DUE 45 DAYS AFTER THE END OF EACH OF THE

FIRST THREE FISCAL QUARTERS.

AS  THE  COMPANY'S  COMMON  STOCK  CONSTITUTES  A  CLASS  OF  EQUITY  SECURITIES

REGISTERED  PURSUANT  TO  SECTION  12 OF THE  SECURITIES  EXCHANGE  ACT OF  1934

("EXCHANGE  ACT"),  (I) ANY  OFFICER OR  DIRECTOR  OF THE  COMPANY,  OR (II) ANY

BENEFICIAL OWNER OF MORE THAN 10% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARES

OF COMMON  STOCK ARE NOW  REQUIRED TO REPORT THEIR  TRANSACTIONS  INVOLVING  THE

COMPANY'S EQUITY SECURITIES TO THE SEC.

MORE SIGNIFICANTLY, CERTAIN PROVISIONS OF THE EXCHANGE ACT, COMMONLY REFERRED TO

INFORMALLY  AS THE  "WILLIAMS  ACT",  DEAL  GENERALLY  WITH TENDER  OFFERS.  THE

"WILLIAMS  ACT"  IS  ACTUALLY  A  SERIES  OF  AMENDMENTS  TO THE  EXCHANGE  ACT,

PRINCIPALLY SECTIONS 13 (D) AND (E), WHICH IMPOSE CERTAIN DISCLOSURE OBLIGATIONS

ON  PERSONS  WHO  BENEFICIALLY  OWN MORE THAN 5 % OF A CLASS OF EQUITY  SECURITY

REGISTERED  PURSUANT TO SECTION 12 OF THE EXCHANGE  ACT, AND SECTIONS  14(D) AND

(E), WHICH RELATE TO TENDER OFFERS FOR A CLASS OF REGISTERED SECURITIES,  IF THE

PERSON  MAKING THE TENDER OFFER WOULD BE A BENEFICIAL  OWNER OF MORE THAN 5 % OF

THAT CLASS OF STOCK AFTER  CONSUMMATION  OF THE TENDER OFFER.  THESE  PROVISIONS

ALSO  PROVIDE  THE  SEC  WITH  POWER  TO  REGULATE  PURCHASES  OF THE  COMPANY'S

SECURITIES BY THE COMPANY AND ITS CONTROL PERSONS.

THERE ARE  ELABORATE  AND  EXTENSIVE  RULES  AND  DISCLOSURE  FORMS  PROMULGATED

PURSUANT TO THESE PROVISIONS.  ALL 5 % SHAREHOLDERS ARE REQUIRED TO FILE INITIAL

REPORTS PURSUANT TO THESE  PROVISIONS ON SCHEDULE 13D.  FOLLOWUP REPORTS WILL BE

REQUIRED PROMPTLY TO SPECIFY ANY MATERIAL CHANGE IN SHAREHOLDINGS. THOSE PERSONS

WHO ARE ALREADY 5%  SHAREHOLDERS  MUST FILE A SCHEDULE 13G FORTY-FIVE DAYS AFTER

THE FIRST  CALENDAR  YEAR END WHEN  THEY  BECOME  SUBJECT  TO THE  WILLIAMS  ACT

REPORTING  REQUIREMENTS.  ADDITIONAL  FILINGS  ON  SCHEDULE  13G ARE DUE ON EACH

SUCCEEDING  FEBRUARY 14 IF THERE HAS BEEN A CHANGE IN THE  REPORTED  INFORMATION

DURING THE YEAR.  MATERIAL  CHANGES IN  SHAREHOLDINGS IN THE INTERIM PERIOD WILL

TRIGGER ADDITIONAL SCHEDULE 13D FILING REQUIREMENTS.


PUBLIC NEWS COVERAGE
--------------------

THE COMPANY IS UNAWARE OF ANY INDEPENDENT NEWS ARTICLES, WHICH MAY HAVE APPEARED

CONCERNING  THE COMPANY AND ITS  BUSINESS  AND  SERVICES IN THE LAST SIX MONTHS.

HOWEVER,  IN THE SAME TIME PERIOD, THE COMPANY PRODUCED 2 PRESS RELEASES ON JULY

1 AND AUGUST 10, 1999, COPIES OF WHICH ARE PROVIDED IN PART II, ITEM 3 AND 3(a),

RESPECTIVELY.


DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES


     General. The Company has begun its direct marketing of energy services to consumers. The Company has two primary avenues for expanding its sales force:
(1) direct,  fully  commissioned  sales  personnel that operate  exclusively for
PowerSource under a Sales Consultant Agreement, and (2) outside sales organizations which carry the PowerSource energy package as an exclusive energy option for its customers and abide by the terms of a Master Agent Agreement.

     The Company instructs its sales force to market PowerSource products and services through key contacts with "decision makers" in small-to-medium sized businesses. Sales are also promoted through the use of joint ventures, endorsements, cooperative agreements, and affinity programs. The Company also plans to advertise its services via commercials on radio, network television, infomercials on cable television and print advertisements in magazines, newspapers, and billboards. The Company may also advertise through telemarketing, facsimile broadcasts, teleconferencing symposiums, and direct mail. The Company also intends to maintain a strong Internet presence.

     The Company plans to use a platform for value-added services such as home energy management, home security applications, and wireless telecommunications, to market its power to residential and commercial users. Itron Company conducted research through ten focus groups and a nationwide survey. The focus groups were carried out in five geographically dispersed cities. Participants, who included 99 homeowners whose annual household incomes were $35,000 or more, were asked about their understanding of the changing picture of utility regulation, the risks involved in switching to new electricity suppliers, and the value of home security and home energy management offerings. The main objective of the focus groups was to try to determine whether the bundling of electricity with value-added services would help utilities retain customers in a competitive market.

     Hypotheses derived from the analysis of focus-group responses were then tested through a nationwide telephone survey of adults in 1,000 households randomly selected using random-digit-dialing techniques. Survey participants were asked about the likelihood of their switching electricity providers and about their interest in receiving home energy management and home security services from their utility providers. Survey data indicates that a significant market for home security and home energy management services exists and that electric utilities that bundle these services are likely to retain almost 50 percent of customers who otherwise would have chosen other providers with the implementation of customer choice.

     Delivering Energy and Services to Supermarkets and Grocery Stores. Grocery stores and supermarkets represent one of the largest and most important customer segments in the energy services marketplace. There are approximately 127,000 grocery stores and supermarkets in the United States, with combined annual sales of over $425 billion. After labor costs, energy expenditures are the leading operating expense for most supermarkets and grocery stores. These facilities are highly attractive customers for electricity providers: typical electric usage measures 30 to 50 kWh per square foot per year, and average summer load factors are typically 70 to 90 percent-among the highest in the entire commercial sector. The Company intends to target supermarkets and grocery stores.

     Delivering Energy and Services to Schools and Universities. Schools and universities continually struggle with tight budgets and inefficient aging facilities that are costly to operate and maintain. These constraints create an opportunity for utilities and others to forge long-term partnerships with educational institutions to solve their infrastructure and energy challenges. Educational facilities are a substantial market. Educational institutions in the United States and Canada pay more than $7 billion per year for energy, and face over $170 billion in capital renewal deferred maintenance. An organization representing 350 public school districts and colleges in California has already negotiated gas procurement for its members and has issued an RFP to supply 400 MW of electricity to its members. The Company intends to forge alliances with schools and universities to take advantage of this market.

     Delivering Energy and Services to Semiconductor and Related High-Tech Industries. Makers of semiconductor chips and thin-film products like hard disks, floppy disks, and other mass-storage media have entered a period of rapid growth, change, and retooling. These high-tech manufacturing facilities require significant use of expensive, power-sensitive, and energy-intensive clean rooms. The current construction and retooling boom in this sector creates a window of opportunity for energy service providers to capitalize on efficiency and energy service improvements as part of a long-term strategy. Global sales in semiconductors are projected to increase from $129 billion in 1998 to about $1 trillion by 2005. Electric power is a considerable expense. Electricity represents nearly 40 percent of the operating expense of most high-tech manufacturing facilities, a cost that is expected to grow as production standards change. The Company intends to pursue these types of companies as customers for power.


MARKET INFORMATION SOURCES
--------------------------

THE  COMPANY'S  MANAGEMENT  BASED ITS BELIEFS AS TO THE NATURE AND EXTENT OF THE

COMPANY'S  PROPOSED  ENERGY  MARKETS,  AND  THE  GROWTH  OF  THE  INDUSTRY,   ON

INFORMATION  PUBLISHED AND  DISSEMINATED BY (1) ITRON COMPANY (2) THE CALIFORNIA

ENERGY  COMMISSION AND (3) EDISON  ELECTRICAL  INSTITUTE,  A PROMINENT  INDUSTRY

TRADE GROUPS. ITRON IS A GLOBAL LEADER IN DATA COLLECTION AND MANAGEMENT.  ITRON

COMPANY CONDUCTED RESEARCH THROUGH 10 FOCUS GROUPS AND A NATIONWIDE SURVEY. THIS

INFORMATION HAS BEAN GATHERED FROM ITRON PRESS RELEASES PUBLISHED IN 1997. ITRON

PRESS RELEASE  ARCHIVE AREA CONTAINS THE DATA OF ITRON PRESS  RELEASES THAT HAVE

BEEN RELEASED DURING THE PAST YEAR ONLY.



CURRENT MARKETING ACTIVITIES
----------------------------

THE COMPANY'S  CURRENT  BUSINESS  OPERATIONS ARE  CONCENTRATING  ON SECURING NEW

RESIDENTIAL AND SMALL COMMERCIAL ACCOUNTS, COMPLETING THE BILLING AND COLLECTION

SYSTEMS  WITH THE UDCS    PREPARING  A  NEW EDI  PROTOCOL,  EXPANDING  MARKETING

ACTIVITIES,  AND  COORDINATING  THE PRIVATE  PLACEMENT.  THE  COMPLETION  OF THE

COMPANY'S  SHORT-TERM  GOALS  LEADING TO REVENUE  GENERATION  WITHIN THE NEXT 12

MONTHS DEPENDS ON THE COMPANY'S ABILITY TO RAISE FUNDS FOR MARKETING ACTIVITIES.

PROTECTED TERRITORIES - DISTRICTS

     Initially Company has entered into marketing agreements with five affiliated limited liability partnerships (the "Partnerships") for eight geographic territories pursuant to which the Partnerships have agreed to make payments to the Company in consideration for the exclusive right to sell the Company's power in certain geographic territories in the State of California.

AS OF THE DATE OF THIS FILING,  TWO OF THE FIVE LIMITED  LIABILITY  PARTNERSHIPS

HAVE BEEN CANCELLED.  THE THREE REMAINING  LIMITED  LIABILITY  PARTNERSHIPS ARE:

ENERGY  DISTRICT 111 LLC,  PREMIER ENERGY GROUP LLP, AND PARAMOUNT  ENERGY GROUP

LLP. MARKETING  AGREEMENTS  ATTACHED TO THIS REGISTRATION  STATEMENT IN PART II,

ITEM

9 AND 9(a).

Under the marketing agreements, each Partnership has agreed to pay a one time up front fee to the Company of $210,000 for its exclusive right to sell the Company's power in a particular specified geographic territory. The Partnership also agrees to utilize its best efforts to obtain customers for the Company's power in those geographic areas, and to purchase all power for its customers from the Company at the Company's prevailing rates. Several of the Partnerships are in the process of raising capital to finance the marketing programs planned by them for the Company's power, which is expected to be available for sale as soon as the Company raises sufficient capital to commence purchasing power. There is no assurance that any of the Partnerships will be able to raise adequate capital to implement their planned marketing programs, or that they will be able to make payments to the Company or otherwise perform their other obligations to the Company under the marketing agreements. In the future, the Company may buy back these marketing territories from the Partnerships through exchange offers (i.e. exchanging shares of the Company's Common Stock for the outstanding limited liability partnership units). The repurchase price for the units may equal 125% or more of the fair market value of the units or the then stock value of the Company at the time of exchange.

     PowerSource plans to replicate its operating model across the nation as other states and utilities ready themselves for deregulation. After California, the marketing focus will be directed to states where electrical usage costs are between $0.08 and $0.14 per kWh. Potential states include Nevada, New Mexico, Arizona, Texas, the New England states, the Northeast and mid-Atlantic states and Florida. This group represents over $100 billion in electricity charges per year of the $200 billion industry. There are currently more than 40 states at various stages of examining ways to enhance competition in the marketing of electricity. The Company's management believes that these developments and financial considerations indicate that there is a vast market potential for the Company's electricity re-selling services.



STATUS OF  PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES
------------------------------------------------------

On December 15, 1998 the Company announced that it had entered the premium green energy market in California and that it will introduce two products: PowerGreen 100 and PowerGreen 25. The price, terms and conditions of the PowerGreen 100 and PowerGreen 25 products are identified in Item 21(4L) to this registration statement.

COMPETITION
-----------

     The California Public Utilities Commission (CPUC) initially licensed almost 300 Electric Service Providers in the State of California including PowerSource. The Company estimates that since the market opened in 1998, only 25 ESPs in addition to PowerSource remain in full compliance with CPUC mandates. In addition, only 12 companies, including PowerSource, are believed to be licensed as Renewable Electric Service Providers in California. The Company's competitors also include established utilities and other power providers.

     The market can be divided  into three major  segments of target  customers:
(1) large industrial customers, (2) small to medium-sized commercial customers, and (3) residential customers. The most competitive market is the large industrial segment. Most of the very large ESPs have targeted industrials as their sole marketing focus. While PowerSorce also intends to penetrate this market, its emphasis is on the small to medium-sized commercial customers. In the small-to-medium market approximately five firms offer direct competition to PowerSource. In the residential market, the Company estimates that only 19 ESPs are active. Most of the Company's competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical, and marketing resources than the Company. The Company will also be competing for highly qualified technical and managerial personnel since it must install a sophisticated power purchasing and billing computer program for its business. There is no assurance that the Company will be able to compete successfully in the power provision business or in recruiting qualified personnel.

PRINCIPAL SUPPLIERS
-------------------

     The Company's principal suppliers are lower-cost electrical power suppliers in the Western United States. This region currently has a surplus of low-cost power, which the Company believes will continue for approximately the next four years. Beyond the four year period new lower-cost power suppliers are expected to become available through new construction. PowerSource is currently positioned to secure low-cost bulk supplies through power marketing firms specializing in this area. Power supply contracts are obtained from these low-cost sources as customer loads grow to the levels that permit economic purchases.

     When customer electrical load requirements grow to a sufficient level, PowerSource expects to issue a Request for Proposal ("RFP") to a small number of well-known highly regarded companies who perform bulk purchasing functions and supply industry services. These companies have strong reputations and market presence in their respective fields. In its RFP, the Company will adhere to its strategy of partnering with industry leaders. PowerSource expects to negotiate a highly favorable bulk and service purchasing contract if PowerSource's customer base expands sufficiently.

     One of PowerSource's principal energy suppliers is Automated Power Exchange
(APX). A copy of the agreement with APX is attached as Item 21(4f) to this registration statement.

DEPENDENCE ON ONE OR A FEW CUSTOMERS
------------------------------------

     The  Company  does not  currently  depend  on one or a few  customers.  The
Company's  products  and  services  require  a  large  customer  base.


 PATENTS, TRADEMARKS AND LICENSES
---------------------------------

     On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transaction Marketer/Public Utility Company (docket # ER98-3052-000), which automatically became effective on August 14, 1998. When filling documents with Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, pursuant to delegated authority, the Director, Division of Applications, Office of Electric Power Regulation, granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

     On December 19, 1997 PowerSource was licensed as an Energy Service Provider (license #1237). The Company has also met the necessary criteria to be a Registered Renewable Provider and received its registration from the California Energy Commission on March 23, 1998 (license # CEC-91237). On December 17, 1998, the California Energy Commission approved PowerSource as a renewable provider for the product named "PowerGreen - 100" (license # CEC-91237-B). On January 4, 1999, the California Energy Commission approved PowerSource as a renewable provider for the product named "PowerGreen - 25" (license # CEC-91237-A). PowerSource has not applied for any patents and does not intend to do so in the foreseeable future.

TRADEMARK APPLICATION STATUS
----------------------------

     A SERVICE  MARK  APPLICATION  FILED WITH THE UNITED  STATES  DEPARTMENT  OF

COMMERCE,  PATENT AND  TRADEMARK  OFFICE ON AUGUST 2, 1998 HAS BEEN  DECLINED ON

AUGUST 24, 1999 DUE TO PRIOR  EXISTENCE  OF SIMILAR  NAMES,  ALBEIT IN UNRELATED

INDUSTRIES.  THE COMPANY IS CONTEMPLATING A NEW FILING UNDER A DIFFERENT NAME IN

THE NEAR FUTURE.  THE COMPANY HAS NOT BEEN ISSUED ANY REGISTERED  TRADEMARKS FOR

ITS "POWERSOURCE" TRADE NAME.




GOVERNMENTAL APPROVAL.
----------------------

     PowerSource has received all necessary governmental approvals at the federal and state levels necessary to transact business as a Power Marketer and Energy Service Provider.

GOVERNMENT REGULATIONS
----------------------


     As a licensed purchaser and reseller of energy, the Company is subject to extensive government regulation from federal state government agencies. The California Public Utilities Commission ("CUPC") regulates utilities and other purchasers and sellers of power at the state level. To date, the State of California is the only jurisdiction which has substantially deregulated the utility industry. At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates the purchase and sale of energy and power. The Company has received licenses from the CPUC and FERC. However, many of the regulations which customarily apply to traditional Public Utilities have been waived or relaxed for power marketers. For example, since most power marketers own control no generation or transmition facilities which could give them market power in their respective markets, they are permitted to change market-based rates (i.e., whatever is agreed-upon by the buyer and seller.

     The Company is also subject to extensive federal, state, and local government regulation applicable to businesses in general. The trend in governmental regulations on the electric utility industry has consistently moved toward increased levels of competition over the last several years. This trend is evidenced by the following sequence of legislative actions spanning a 20 year period:

     The 1978 Federal Public Utilities Regulatory Policies Act required utilities to buy power from unregulated generators. The purpose of this Act was to encourage development of smaller generating facilities and the use of new technologies and alternative fuel sources such as wind, solar, water, and waste to produce electricity.

     The 1992 National Energy Policy Act allowed more types of unregulated companies to generate and sell electricity. Like California, other states are exploring opening their electric markets to competition, and now the United States Congress is legislating to make the nation's electric market competitive.

     In May of 1995, after analysis of the changing electricity industry and many hearings around the state, the CPUC proposed a policy to introduce competition into California's electric industry. In December 1995, after additional public comment, the CPUC adopted a final policy and began to transition to a competitive market. In September 1996, AB 1890 was enacted in California. This landmark legislation fundamentally changes California's electric services industry by introducing competition and consumer choice.

     On April 24, 1996 the Federal Energy Regulatory Commission issued Orders 888 and 889 to encourage further wholesale competition. Order 888 addresses the issues of open access to the transmission network and stranded costs. Order 889 requires utilities to establish electronic systems to share information about available transmission capacity. In addition, as of June 30, 1996, 44 states and the District of Columbia (more than 88 percent of the nation's state regulatory commissions) have started developing programs to encourage retail competition in the electric power market. Legislative proposals on electric power restructuring have been introduced in the United States House of Representatives and the United States Senate.

Beginning on March 31, 1998, California consumers from all customer classes (residential, commercial, agricultural, and industrial) are able to buy electricity from either their current utility supplier or another electricity supplier. The California Public Utilities Commission has decided to allow all consumers this choice simultaneously.



RESEARCH AND DEVELOPMENT
------------------------



     To date the Company has spent approximately $20,000 and the Company estimates that it will spend an additional $30,000 to complete its MIS. When finished, the Company's MIS is expected to provide strong links allowing customer service activities, communications with power purchasers and schedulers, and corporate accounting to be effectively combined into a single system. This system will permit the tracking of costs and revenues on an almost real-time basis. Information from this system will allow business efficiency improvements and improved profit potential.


     As the Company expands the MIS in the future, the MIS will include billing and collections. Initially the Company plans to use the billing systems of local utility distribution companies. In the future, however, PowerSource plans to perform billing, collections, and database management operations internally. The Company believes that, when possible, bills should be prepared and submitted electronically. The use of electronic billing should maximize the Company's collection rate and improve the overall efficiency of billing services.



COMPLIANCE WITH ENVIRONMENTAL LAWS
----------------------------------


     The Company is a marketer of electric power and does not assume any of the responsibilities associated with environmental compliance laws or regulations. PowerSource may, indirectly, be impacted by the cost of environmental compliance by some of the power plants from which it purchases power, but the Company will retain the ability to seek other power sources if a power source is found to have substantial environmental problems.


EMPLOYEES
---------

     PowerSource  currently  has  five  full  time  employees.  Consultants  and
specialized   professional  support  in  the  legal,  financial,   and  computer
operations are retained on a part-time, as needed, basis.


LITIGATION
----------

     The Company is not currently a party to or the subject of any pending legal proceeding.

    ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


FORWARD LOOKING CAUTIONARY STATEMENT
------------------------------------

     This registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks inherent in the electric service provider business, including but not limited to loss of licenses, lower sales than forecasted, higher costs than anticipated intense competition, and other factors set forth in this item and elsewhere in this registration statement.

REVENUES
--------

         General

     The primary sources and potential sources of revenue for the Company are the sale of electrical power and the sale of marketing territories to affiliates which agree to sell the Company's electrical power to business and residential customers in those territories. Revenues are recognized as earned. The Company has not yet earned any revenue from the sale of power, and needs capital to purchase power and to implement its marketing program. While the Company has made one sale of a marketing territory in California from which it earned revenue, the marketing company that purchased the territory has not yet made sales of the Company's power to business or residential users. Furthermore, the sale of marketing territories by the Company will affect the amount of revenue earned by the Company in the future because revenue from the sale of electric power in those territories will be shared by the Company with those marketing companies. The Company expects, however, that its marketing costs may also be reduced because they will be borne by the third party marketing companies.

     Twelve Months Ended December 31, 1998, Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1997
                               -----------------

     Revenues for the twelve month period ended December 31, 1998 were $210,000 as compared to $508 for the twelve month period ended December 31, 1997. The increase in revenues was due primarily to the sale of one territory for $210,000 to a third party marketing entity which has agreed to sell the Company's power in establishing its business as an Electric Service Provider in California. The Company did not have any sales of power during this period. The Company is still a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. In 1998, the Company was primarily focused on shifting its business from oil and gas to establishing itself as an Electric Service Provider in California.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1996
                               -----------------

     Revenues for the twelve month period ended December 31, 1997 were $508 as compared to $8,951 for the twelve month period ended December 31, 1996. The decrease in revenues was due primarily to the Company's shift during this period from an oil and gas company to a provider of electric power. During 1997, the Company phased out of the oil and gas business, and had not yet earned any revenue from its electric power business. Due to the fact that the Company is a development stage company, comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

Expenses and Income or Loss
---------------------------

            General

     The Company's expenses are generally comprised of selling expenses, and general and administrative costs.

      Twelve Months Ended December 31, 1998 Compared to Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1997
                               -----------------

     Expenses were $257,999 for the twelve month period ending December 31, 1998 as compared to $3,036 for the twelve month period ending December 31, 1997. Substantially higher expenses in the twelve months ended December 31, 1998 primarily resulted from greater expenditures by the Company to establish its capability to be an Electric Service Provider in California, including but not limited to the costs of obtaining the necessary federal and state licenses. The net loss for the twelve month period ended December 31, 1998 was $53,599 compared to net income of $1,308 for the twelve month period ended December 31, 1997. The significant increase in net loss primarily reflects the costs incurred by the Company to add the infrastructure and management resources to shift the Company's business from oil and gas to provider of electric power in 1998.

      Twelve Months Ended December 31, 1997 Compared To Twelve Months Ended
   ---------------------------------------------------------------------------
                               December 31, 1996
                               -----------------

     Expenses were $3,036 for the twelve month period ended December 31, 1997 as compared to $37,440 for the twelve month period ended December 31, 1996. The decrease was primarily due to the Company's decision in 1997 to cease its oil and gas operations. Due to the fact that this is a development stage company which changed its business commencing in 1997 by phasing out of oil and gas and entering into the electric service provider business in 1998, comparisons and trends have not been established. The Company had net income of $1,308 for the twelve month period ended December 31, 1997 compared to a net loss of $1,053,795 for the twelve month period ended December 31, 1996. The large net loss in 1996 was primarily due to the Company's decision to entirely write off its investment in its Kentucky oil and gas properties.

STATEMENT OF CASH FLOWS
-----------------------

      Twelve months Ended December 31, 1998 Compared to Twelve months Ended
                                December 31,1997
                                ----------------

     The Company's statement of cash flows for the twelve months ended December 31, 1998 reflects that operating activities during that period utilized cash of $238,905 as compared to $800 of cash provided during the twelve months ended December 31, 1997. The increase in the use of cash flows from operating activities during the twelve months ended December 31, 1998 primarily resulted from a higher net loss for the twelve month period ending December 31, 1998 as compared to the twelve month period ending December 31, 1997. The cash provided by financing activities for the twelve months ended December 31, 1998 was $785,189 as compared to no cash used or provided by financing activities for the twelve month period ending December 31, 1997. The cash used by investing activities for the twelve month period ending December 31, 1998 was $545,664 as compared to $800 provided from investing activities for the twelve months ended December 31, 1997. The significantly higher utilization of cash for investing during 1998 as compared to 1997 primarily reflects the relinquishment by the Company in 1997 of its oil and gas properties to its prior parent company.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
                                December 31, 1996
                                -----------------

     The Company's statement of cash flows for the twelve month period ended December 31, 1997 reflects that operating activities during that period used cash of $800 as compared to $5,455 used for the twelve month period ended December 31, 1996. The cash provided by financing activities for the twelve month period ended December 31, 1997 and for the twelve month period ended December 31, 1996 was none. The cash provided by investing activities for the period ended December 31, 1997 was $800, as compared to $5,455 for the twelve month period ended December 31, 1996.

GENERAL AND ADMINISTRATIVE EXPENSES
-----------------------------------

     General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management compensation, legal expenses, and office operations. General and administration expenses were insignificant in 1996 and 1997 when the Company was a 100% owned subsidiary and such costs were borne by the prior parent company, and $231,088 for the twelve month period ended December 31, 1998. General and administrative expenses increased in 1998 as a result of the increased number of employees, increased rent, and other general and administrative expenses when the Company was spun-off from its parent company and focused on establishing its new business as an Electric Service Provider in California. Management intends to implement a new management information system and continue to expand staff in order to support customer growth. As a result, the Company expects general and administrative expenses to increase in future periods.

INCOME TAXES
------------

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses through December 31, 1997 and through December 31, 1998. At December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $53,599. The Tax Reform Act of 1986 includes provisions which limit the net operating loss carryforwards for use in a given year if significant ownership changes have occurred.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS
-------------------------------------------

     The Company's operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include the availability of capital or financing to fund the Company's operations, the effectiveness of the Company's marketing program and that of its third party marketing companies that have purchased territories, increased competition in the Company's markets and other general economic factors. Due to these factors, the Company is still a development stage company, and the market price of the Company's Common Stock would likely be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to purchase power and to implement its marketing program. The Company may not be able to continue as a going concern if it does not obtain additional funds. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000, but there is no assurance that the Company will raise any capital from the offering. In addition, the Company is attempting to earn revenue from the sale of exclusive marketing territories to affiliated marketing companies, which have agreed to sell the Company's electric power in those territories. While the sale of these territories can be a source of funding for the Company's operations, there is no assurance that the Company will be able to sell any or enough territories to provide adequate revenues for the Company. Historically, the Company has funded its operations primarily through loans and the private sale of equity securities. The Company's operating activities used net cash of approximately $800 and $238,905 during 1997 and 1998, respectively.

     The Company's financing activities have consisted of the private sale of Common Stock and Preferred Stock. From January 1, 1998 through December 31, 1998, the Company raised $663,780 through the private sale of Common and Preferred Stock.

     As of December 31, 1997 and December 31, 1998, the Company had cash and cash equivalents of approximately $173 and $620, respectively, and negative working capital of approximately $428,678 at December 31, 1997 as compared to positive working capital of $67,950 at December 31, 1998.


                         ITEM 3. DESCRIPTION OF PROPERTY

     The Company owns no property. Commencing April 1, 1998, the Company entered into a sublease for approximately 2,100 square feet of office space located at 3660 Wilshire Boulevard, Suite 1104, Los Angeles, California 90010 for its corporate office at a monthly rent of $2,104, plus a pro rata share of building operating expenses. The Company's sublease ends on August 30, 2000.


HEADQUARTERS
------------

POWERSOURCE  EXECUTIVE  OFFICES ARE LOCATED AT 3660  WILSHIRE  BOULEVARD,  SUITE

1104, LOS ANGELES,  CALIFORNIA.  THE OFFICES ARE PART OF A PROFESSIONAL BUSINESS

CENTER BUILDING  SUITABLE FOR COMMON BUSINESS  ACTIVITIES AND ADEQUATE FOR UP TO

15  EMPLOYEES.  THE COMPANY HAS A STRAIGHT  COMMERCIAL  LEASE  AGREEMENT FOR THE

PREMISES, A COPY OF WHICH IS PROVIDED IN ITEM 22(8).

                         ITEM 4. PRINCIPAL STOCKHOLDERS

     The following table sets forth the security ownership of the officers and directors of the Company and each person who owns of record, or is known by the Company to own beneficially, more than five per cent of the Company's Common and Preferred Stock.

                        Name and                                                Amount and
                       Address of                                               Nature of
                       Beneficial                                               Beneficial
Title of Class           Owner                                                    Owner            Percent of Class

 Common Stock    Kensington International Holding Corporation (1)
                 Interchange Tower, Suite 1950
                 600 S. Hwy 169
                 Minneapolis, MN 5542.........................................    265,328               5.1%


 Series A        Kensington International Holding Corporation (1)
 Preferred       Interchange Tower, Suite 1950
 Stock (2)       600 S. Hwy 169
                 Minneapolis, MN 5542.........................................      5,350               100%


 Common          German Teiltelbaum (3)
 Stock           4139 Via Marina # 805
                 Marina Del Rey, CA 90292.....................................   1,132,002             21.9%


 Common          Advanced Legal Management Inc.(4)
 Stock           8306 Wilshire Blvd., Suite 634
                 Beverly Hills, CA 90211......................................   1,240,002             24.0%


 Common          Magnum Real Estate, Inc.(5)
 Stock           5052 Elderhall Ave.
                 Lakewood, CA 90712............................................  1,134,001             21.9%

(1) Mark Haggerty, a director of the Company, is the President of Kensington. The Company issued 150,000 Class A Warrants to Kensington to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share, exercisable at any time until February 12, 2001. The shares indicated on the table include the shares issuable upon the exercise of the Class A Warrants.

(2) Each outstanding Share of Preferred Stock is convertible into a share of Common Stock for a price of $10.00 per share at any time until February 15, 2003.

(3) German Teiltelbaum is a director, Chief Financial Officer and Secretary of the Company.

(4) Roman Gordon, is a Chairman of the Board of the Company, is the President of Advanced Legal Management Company, Inc.


PRINCIPAL STOCKHOLDER DESCRIPTION
---------------------------------

ADVANCED LEGAL MANAGEMENT COMPANY,  INC., A PRINCIPAL STOCKHOLDER OF POWERSOURCE

IS A  CONSULTING  AND  MANAGEMENT  SERVICES  FIRM FOR  SMALL  BUSINESS  CLIENTS.

ADVANCED  LEGAL  MANAGEMENT  DOES NOT EMPLOY ANY  ATTORNEYS OR PROVIDE ANY LEGAL

SERVICES FOR ITS CLIENTS.


(5) Illya Bond, the Chief Executive Officer and a director of the Company, is the President of Magnum Real Estate, Inc.


SOLE INVESTOR POWER
-------------------

EACH OF THE COMPANY'S PRINCIPAL  STOCKHOLDERS HAS SOLE INVESTMENT POWER AND SOLE

VOTING POWER.




                               ITEM 5. MANAGEMENT

The following table lists the officers and directors of the Company as of May 15, 1999.

       Name                                          Position

    Illya Bond                               Chief Executive Officer,
                                             and Director

    German Teitelbaum                        Chief Financial Officer, Secretary,
                                             and Director

    Roman Gordon                             Chairman of the Board of Directors

    Mark Haggerty                            Director

    E. Douglas Mitchell                      President

     Illya Bond, age 49, has been the Chief Executive Officer, and a director of the Company since its name change in May 1998. Mr. Bond has over 25 years experience in the investment-banking industry. He has participated in the underwriting of over $1 billion in real estate, alternative energy, and synfuel projects; working through the nation's largest broker/dealer firms, including Merrill Lynch and Dean Witter. Additionally, Mr. Bond assisted in the formation and capitalization of several domestic banks, savings and loans, and insurance companies, taking several of these firms public in the process, through initial public offerings and mergers. Mr. Bond participated in the following energy projects either as corporate developer, sponsor, or general partner: 7MW Photovolatic Solar Power Plant located in Carissa Plains, California; two of the world's largest ethanol generating plants located in the States of Iowa (5,000,000 gallons per month) and Nebraska (10,000,000 gallons per month); and Offshore Insurance Company (domiciled in New Zealand) specializing in property and casualty insurance risks. Mr. Bond received his Bachelors Degree from the University of California, Los Angeles.

     German Teitelbaum, age 32, has been the Chief Financial Officer, Secretary, and a director of the Company since its name change in May 1998. Mr. Teitelbaum has over ten years experience in the theoretical foundations of electrotechnology and international trades. Prior to joining the Company, Mr. Teitelbaum worked for Hydro Utility Company where he was responsible for applications of the physical foundations of electrotechnology and internal combustion engines. He participated in the development of industrial and aviation projects, storage facilities, and marketing organizations. Mr. Teitelbaum graduated from Aerospace University in 1989 and holds a Bachelors Degree in Industrial Economics and Electronics.

     Roman Gordon, age 48, has been the Chairman of the Board of Directors of the Company since its name change in May 1998. Mr. Gordon has over 15 years combined experience in energy risk management and business management. Mr. Gordon was the Vice President of Operations for Express Oil Company where he participated in oil market evaluation and environmental compliance. Previously, Mr. Gordon was the Chief Executive Officer of BioSystem, Inc. where he developed and implemented marketing plans and a comprehensive and customized Ayurvedic health program for national and international markets. From 1992 until 1994, Mr. Gordon was an officer of America Pacific Insurance Company where he was responsible for managing an advertising budget, building relationships with surplus line brokers, product development, generation of marketing plans, and growth initiatives. Mr. Gordon has experience in the fields of planning, development, and operations of the bulk power systems, as well as planning and analytical studies. He has performed many duties, including but not limited to management, marketing, training, operations and administration. Mr. Gordon received his bachelor degree in 1974 from Politechnical University in Civil Engineering.

     Mark Haggerty, age 49, has been a director of the Company since its name change in May 1998. Mr. Haggerty has been in the private practice of law since 1973 in the areas of municipal bonds, utilities, securities, and business law. From 1973 through 1985, Mr. Haggerty was a vice president and director of a twelve person law firm. From 1987 through 1993, Mr. Haggerty owned his own firm consulting for Johnson Controls, Bull HN, & Peoples Gas of Chicago on energy and co-generation projects. The energy projects included electrical and gas energy savings programs for customers such as the Chicago Housing Authority and Sara Lee foods. In 1993, Mr. Haggerty became the President of the Kensington, a public energy company. Since 1995, Mr. Haggerty has been Chairman and Chief Executive Officer of American Gas Corporation, a former subsidiary of Kensington. Mr. Haggerty received his Juris Doctorate from the University of Minnesota Law School in 1973 and his Bachelors of Arts degree from the University of Minnesota in 1970. Mr. Haggerty is licensed as an attorney and has Series 7 and 63 NASD securities license.

     E. Douglas Mitchell, age 52, has been the President of the Company since March 1999. He has over twenty years of experience in the electric utility industry. His experience includes supervising a group of professionals that purchased power supplies for San Diego Gas & Electric and was also a Manager of New Business Development at Enova Energy. He has written and presented several publications on energy and regulatory issues both nationally and internationally. Mr. Mitchell, as a Manager of Regulatory Policy, actively promoted the electric industry to electric utility regulators and legislators in eight western states.

     The following table lists the members of the Company's Executive Utility Committee as of May 15, 1999 and key consultants retained by the Company. The Executive Utility Committee is comprised of high level professionals experienced in the power industry, computer industry, legal industry, international business, and engineering who will render advice to the Company from time to time upon the request of the Company's Board of Directors.

           Illya Goldin                                Technical Support
                                                       Supervisor

           Ahmad Moradi                                Computer Service
                                                       Engineer

           Michael Y. Vaiman                           Load Forecasting

     Illya Goldin, heads the Company's technical support department. He has over 15 years of experience in the electrical industry and is a licensed electrical contractor in the State of California. Mr. Goldin's responsibilities include the evaluation and provision of metering technology, communication of real time metering information, site diagnostics to identify and prevent service problems, innovative cost-of-service analysis, and power quality monitoring.

     Ahmad Moradi,  received his Bachelors Degree at Florida Atlantic University
(FAU) in engineering and international business. In 1989, he received his Ph.D. in Management Information Systems from LaSalla University in Louisiana. During the past seven years, Dr. Moradi has been a director, officer, and consultant of a several companies. Currently, Dr. Moradi is the President of g4, Inc., a consulting firm, and a director of Dunhil-Medinet-Worldwide, Inc. and several other public companies. He is also the owner and shareholder of several private and public companies.

     Michael Y. Vaiman, is the President and principal engineer of V&R Company, an energy systems research company. Dr. Vaiman has published more than 65 articles devoted to issues of power system stability and control. He has also developed several software applications. Dr. Vaiman received his Masters in Electrical Engineering from Kaunas Polytechnic University in 1961, his Ph.D. in electrical engineering from Moscow University of Transportation Engineering in 1969, and his Doctor of Technical Sciences from St. Petersburg Polytechnic University in 1986.
                                   ----------
     In late 1994 two of the directors of PowerSource, Mr. Roman Gordon and Mr. Illya Bond, were directors of the Omstrak, Inc. US-Russian Federation Joint Venture asset management fund. Omstrak, Inc. was established for the express purpose of participating in Western European and United States business joint ventures. The joint venture authorized by the Russian Federation issued a property and casualty insurance license to Omstrak for the purposes of conducting insurance and reinsurance on a worldwide basis. The United States subsidiary was in the process of preparing required NAIC (National Association of Insurance Commissioners) qualified capital and surplus documents to be filed with the Department of Insurance for the State of California. The Department of Insurance of the State of California was notified by a prospective Surplus Line Broker that the company intended to write insurance in the State of California after complete registration and qualification. The Department of Insurance at that point preempted the company's registration process and immediately forwarded a cease and desist notice to the company without interviewing any of the company's officers or directors. Upon receipt of the cease and desist order, the company immediately filed an ex parte application in Superior Court in San Francisco, California requesting the presiding Judge Stuart R. Pollak to vacate the cease and desist order on the basis that there was no grounds for the order's issuance. The Judge concurred and vacated the cease and desist order on August 26, 1994 (Stamp Order No. 963175). The California Department of Insurance stipulated to the Stay Order which included the following provisions:

     "Petitioner, OMSTRAK, a Nevada corporation, is not subject to Responden's Order to Cease and Desist and Notice of Hearing Under Insurance Code Section 1065.2, dated July 22, 1994. Therefore, OMSTRAK is not precluded from taking all legal steps necessary to qualify or otherwise continue its qualification by the National Association of Securities Dealers to initiate quotations on the OTC Bulletin Board or other comparable quotation medium."

     Shortly thereafter the Russian currency was devalued by 25% in a single day of trading and as a result the United States division of the Joint Venture was dissolved and never reactivated. As an officer of the company Roman Gordon filed a personal bankruptcy petition. The Russian Division remains operational today. No future action was taken or alleged by the Department of Insurance against Mr. Gordon or Mr. Bond.

                         ITEM 6. EXECUTIVE COMPENSATION

     No executive officer of the Company has received any compensation from the Company in excess of $100,000 during any fiscal year. Upon the availability of funds, the Company expects to commence paying the following salaries to the Company's executive officers:

                             Executive Compensation
                             ----------------------


         Name                        Position                         Salary
         -------------------------------------------------------------------

    Illya Bond                 Chief Executive Officer               $120,000
    E. Douglas Mitchell        President                             $ 80,000
    German Teitelbaum          Corporate Secretary                   $120,000
    Roman Gordon               Chairman of the Board                 $120,000


     Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Company plans to establish a stock incentive program for the directors, executive officers, employees and key consultants of the Company. The Company estimates that it will set aside 10% of the issued and outstanding Common Stock of the Company for the stock incentive program.

 SALARIES
 --------

THREE  EXECUTIVE  OFFICERS HAVE BEEN PAID SALARIES IN THE RANGE OF  $3,000-4,000

PER MONTH. THE SALARIES ARE EXPECTED TO INCREASE AS MORE FUNDS BECOME AVAILABLE.

THE COMPANY CURRENTLY COMPENSATES ITS EXECUTIVE OFFICERS SIGNIFICANTLY LESS THAN

THE MARKET RATES FOR PERSONS WITH SIMILAR BACKGROUND, EDUCATION, AND EXPERIENCE.

THE COMPANY ANTICIPATES THAT, AS THE COMPANY GENERATES ADDITIONAL  REVENUES,  OR

RAISES ADDITIONAL OPERATING CAPITAL THROUGH THE OFFER AND SALE OF SECURITIES, OR

OTHERWISE,  THE COMPANY'S  BOARD OF DIRECTORS  WILL AUTHORIZE AN INCREASE IN THE

COMPENSATION PAID TO THE COMPANY'S  EXECUTIVE  OFFICERS TO COMPORT WITH INDUSTRY

NORMS.

                            ITEM 7. MANAGEMENT STOCK
                            ------------------------

AS PART OF ITS INDEPENDENT SALES ORGANIZATION INCENTIVE PROGRAM, THE COMPANY HAS

AUTHORIZED  1,000,000  CLASS C  WARRANTS  TO  PURCHASE  1,000,000  SHARES OF THE

COMPANY'S COMMON STOCK  EXERCISABLE FOR A PURCHASE PRICE OF $2.50 PER SHARE, AND

EXERCISABLE  FOR A PERIOD TO BE DETERMINED  BY THE COMPANY'S  BOARD OF DIRECTORS

UPON THE GRANT OF THOSE  WARRANTS.  NO CLASS C WARRANTS ARE CURRENTLY  ISSUED OR

OUTSTANDING.  AS PART OF ITS  EMPLOYEE AND  CONSULTANT  INCENTIVE  PROGRAM,  THE

COMPANY HAS AUTHORIZED  1,000,000 CLASS D WARRANTS OF THE COMPANY'S COMMON STOCK

EXERCISABLE FOR A PURCHASE PRICE OF $.10 PER SHARE, AND EXERCISABLE FOR A PERIOD

TO BE  DETERMINED  WHEN THE  WARRANTS ARE  GRANTED.  A TOTAL OF 350,000  CLASS D

WARRANTS ARE CURRENTLY ISSUED AND OUTSTANDING.

THE COMPANY  ANTICIPATES  COMPANY  SECURITIES ISSUED TO MANAGEMENT IN THE FUTURE

WILL BE (1) PURSUANT TO A QUALIFIED OR NON-QUALIFIED  STOCK OPTION PLAN APPROVED

AND ADOPTED BY THE COMPANY'S  BOARD OF DIRECTORS AND THEREAFTER  APPROVED BY THE

COMPANY'S  STOCKHOLDERS;  OR (2) AS COMPENSATION  FOR DEFERRED OR UNPAID SALARY,

BUT  ONLY  UPON  A  FINDING  BY THE  COMPANY'S  BOARD  OF  DIRECTORS  THAT  SUCH

COMPENSATION  IS FAIR AND REASONABLE AND THAT THE ISSUANCE OF SUCH SECURITIES IS

IN THE BEST INTERESTS OF THE COMPANY.

                          ITEM 8. EMPLOYMENT AGREEMENTS
                          -----------------------------

AT THE PRESENT TIME,  THE COMPANY HAS NO EMPLOYMENT  AGREEMENTS  WITH ANY OF ITS

FIVE  FULL-TIME   EMPLOYEES,   HOWEVER  SUCH   AGREEMENTS  ARE  BEING  CURRENTLY

CONTEMPLATED AND WILL BE FILED IN THE FUTURE.


                         ITEM 9. POTENTIAL FINDERS FEES
                         -------------------------------

THE  COMPANY'S  BOARD OF DIRECTORS  HAS BROAD POWER TO TAKE ANY ACTION WHICH THE

BOARD,  IN GOOD FAITH AND  PURSUANT  TO THE  PRUDENT  BUSINESS  STANDARD,  DEEMS

APPROPRIATE  AND IN THE BEST  INTERESTS OF THE COMPANY.  THEREFORE,  A POTENTIAL

EXISTS THAT THE BOARD OF DIRECTORS,  WILL AUTHORIZE FINDERS FEES TO PROMOTERS OR

THEIR AFFILIATES OR ASSOCIATES,  SUBJECT,  HOWEVER, TO THE VARIOUS  RESTRICTIONS

PLACED  UPON  RELATED  PARTY   TRANSACTIONS  AND  TRANSACTIONS  WITH  INTERESTED

OFFICERS, DIRECTORS, AND THEIR AFFILIATES.


             ITEM 10. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     PowerSource has not entered into any business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Company, or (4) any member of the immediate family of any officer or director of the Company.


                           ITEM 11. LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceeding. None of the directors, officers, affiliates or any owner of more than 5% of any class of voting securities of the Company, is a party adverse to the Company or has a material interest adverse to the Company.

        ITEM 12. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

     The Company's Common Stock was recently approved by the NASD for trading on the "pink sheets" on an unquoted basis. The approval was granted on May 20, 1999. Accordingly, there has not been a history of public trading of the Company's Common Stock.

     Kensington owns 5,350 shares of Series A Preferred Stock in the Company which is convertible into 53,500 shares of the Company's Common Stock at any time until February 2000 at a price of $10.00 per share. Kensington also owns 150,000 Class A Warrants to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share exercisable at any time until February 12, 2001.

     The Company has authorized 1,000,000 Class D Warrants as part of its employee and consultant incentive program. These Class D Warrants to purchase the Company's Common Stock are exercisable for a purchase price of $.10 per share. A total of 350,000 Class D Warrants are issued and outstanding.

     In addition, the shareholders of Kensington have a total of 169,157 options to purchase 169,157 shares of the Company's Common Stock at $2.50 per share. These options are exercisable at any time until July 1, 1999. To date the shareholders have exercised 42,479 options to purchase 42,479 shares of the Company's Common Stock.

     Currently 163,633 shares of the Company's Common Stock owned by the principal stockholders and 42,479 shares of the Company's Common Stock owned by Kensington shareholders can be sold pursuant to Rule 144 of the Securities Act. The Company has not agreed to register any outstanding shares of its Common or Preferred Stock. There are approximately 220 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on shares of its Common Stock. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings, its need for funds, the effect of outstanding Preferred Stock, to the extent the Preferred Stock has a prior claim to dividends, and other factors including any applicable laws. The Company is not currently a party to any agreement restricting the payment of dividends.

                            ITEM 13. TRADING MARKET
                            -----------------------

POWERSOURCE  CURRENTLY HAS NO PLANS,  PROPOSALS,  ARRANGEMENTS OR UNDERSTANDINGS

WITH ANY PERSON  RELATING TO THE  DEVELOPMENT  OF A TRADING MARKET IN ANY OF THE

COMPANY'S  SECURITIES,  OTHER THAN BEING ALLOWED TO TRADE ON  PINK-SHEETS BY THE

NASD PER LETTER DATED 05.20.99 INCLUDED IN ITEM 22(7).


                ITEM 14. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to Rule 506 of Regulation D of the Securities Act, the Company is currently offering 1,000 units ("Units") of its securities. Each unit consists of 2,000 shares of the Company's Common Stock at $2.50 per share and 1,000 Class B Warrants to purchase 1,000 additional shares of the Company's Common Stock, exercisable at $3.50 per share at any time until December 31, 1999. To date the Company has not sold any Units.



                              RECENT SECURITY SALES
                              ---------------------

                               ITEM 15. EXEMPTION

THE COMPANY'S PRIVATE  PLACEMENT  OFFERING IS EXEMPTED UNDER REGULATION D AND IS

RESERVED  ONLY FOR  ACCREDITED  INVESTORS.  ALL  INVESTORS  RECEIVED  A  PRIVATE

PLACEMENT  MEMORANDUM  ALONG WITH INFORMATION  ABOUT  REQUIREMENTS TO QUALIFY AS

ACCREDITED INVESTORS.

RECENT  SALES OF THE  COMPANY'S  SECURITIES  WERE  UNDER  THE 506  REGULATION  D

EXEMPTION AND INCLUDED THE FOLLOWING:


          --------------------------------     ------     --------     --------
          SHAREHOLDER NAME ............        number       amount        date
                                             of shares       paid      purchased
          ----------------------------------   ------     --------     --------
          ---------------------------------    ------     --------     --------
          ELIZABETH MANGHAM HAUGEN ........     2,000     $  5,000     10/08/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          KEVIN BOYLE .....................     6,000     $ 15,000     09/29/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          STEPHEN ZUKERMAN ................     2,000     $  5,000     11/20/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          KENNETH SHOWALTER ...............     2,000     $  5,000     11/30/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          BILL RUSSELL ....................     2,000     $  5,000     12/16/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          GARY GLASBAND ...................     6,000     $ 15,000     11/25/98
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          KIRAN KAMDAR ....................    10,000     $ 25,000     04/23/99
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          ADITYA RAMAN ....................       400     $  1,000     04/23/99
          ---------------------------------    ------     --------     --------
          ---------------------------------    ------     --------     --------
          BERNARD KEGAN ...................    10,000     $ 25,000     06/25/99
          ---------------------------------    ------     --------     --------
          --------------------------------     ------     --------     --------
          TOTAL ...........................    40,400     $101,000
          ---------------------------------    ------     --------     --------

                       ITEM 16. DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,167,161 are presently issued and outstanding, and 100,000 shares of Preferred Stock, par value $100 per share, of which 5,350 are presently issued and outstanding.

Common Stock
------------

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to any priority as to dividends for preferred stock that may be outstanding. Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders.

The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. The holders of the Common Stock do not have cumulative voting rights. All outstanding Shares of Common Stock are fully paid and nonassessable. The holders of the Common Stock do not have any registration rights with respect to the stock.
Warrants
--------

     The Units include a total of 1,000,000 Class B Warrants to purchase 1,000,000 shares of the Company's Common Stock for a purchase price of $3.50 per share, exercisable at any time until December 31, 1999. The warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions. No adjustments are made for the issuance of additional shares of capital stock by the Company.

     The Company has also authorized four other classes of warrants: The Company issued 150,000 Class A Warrants to Kensington International Holding Corporation ("Kensington") to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share, exercisable at any time until February 12, 2001. As part of its independent sales organization incentive program, the Company has authorized 1,000,000 Class C Warrants to purchase 1,000,000 shares of the Company's Common Stock exercisable for a purchase price of $2.50 per share, exercisable for a period to be determined by the Compan's Board of Directors upon the grant of those warrants. No Class C Warrants are currently issued or outstanding. As part of its employee and consultant incentive program, the Company has authorized 1,000,000 Class D Warrants of the Company's Common Stock exercisable for a purchase price of $.10 per share, exercisable for a period to be determined when the warrants are granted. A total of 350,000 Class D Warrants are currently issued and outstanding, exercisable at any time until December 31, 2001. The Company has also authorized 400,000 Class E Warrants of the Company's Common Stock exercisable for a purchase price of $3.50 per share, and exercisable for a period of five years from the date of issuance. No Class E Warrants are currently issued or outstanding. In addition, the Kensington shareholders have 169,157 options to purchase stock at $2.50 per share, exercisable at any time until July 1,1999. To date, the Kensington shareholders have exercised 42,479 options.

PREFERRED STOCK
---------------

     The Company is authorized to issue 100,000 shares of Preferred Stock, par value $100 per share, having such rights, preferences and privileges, and issued in such series, as are determined by the Company's Board of Directors. To date, 5,350 shares of Preferred Stock are issued and outstanding, which are held by Kensington International Holding Corporation. Each outstanding share of Series A Convertible Preferred Stock had an original purchase price and has a liquidation preference of $100. Each outstanding share of Preferred Stock is convertible into ten shares of Common Stock at a price of $10.00 per share at any time until February 2003. Accordingly, if all 5,350 shares of Series A Convertible Preferred Stock were converted, a total of 53,500 shares of Common Stock would be issued to Kensington. All shares of Common Stock, when issued and fully paid upon the conversion of the Preferred Stock, would be non-assessable and would not be subject to redemption or conversion, nor would they have conversion rights. The preferred shares have no voting power, unless converted into common shares.

               ITEM 17. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Nevada General Corporation Law and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence. The effect of this provision in the Company's Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Articles of Incorporation provide that if Nevada law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

     The Company intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    ITEM 18.

                                    PART F/S

                    FINANCIAL STATEMENTS AND SUPPLEMENT DATA

     Data Shedule EX-27 Article UT, appear at the end of this Registration under "ITEM 22(13) FINANCIAL STATEMENTS AND EXHIBITS."

----------


                                   ---------


                             Powersource Corporation

                              Financial Statements

                 for the Year Ended December 31, 1998 and 1997



                               TABLE OF CONTENTS

                                                                           Page

Independent Auditor's Report ..............................................F34

Financial Statements

     Balance Sheet ......................................................F35-F36

     Statement of Income and Retained Earnings ............................F37

     Statement of Changes in Stockholders Equity ..........................F38

     Statement of Cash Flows ..............................................F39

     Notes to Financial Statements ......... ............................F40-F43

Supplementary Information

     Schedule 1-Selling Expenses ....... .................................F45

     Schedule 2-General and Administrative Expenses ......................F46

Balance Sheet for the Three Months Ended March 31, 1999 ..................F48

                              Bandari & Associates
                            an Accounting Corporation

              12424 Wilshire Blvd., Suite 830 Los Angeles, Ca 90025
                       Tel: 310-447-1234 Fax: 310-447-0287


                          INDEPENDENT AUDITOR'S REPORT


To The Board of Director and Stockholders of
Powersource Corporation
Los Angeles, California


We have audited the accompanying balance sheet of PowerSource Corporation as of December 31, 1998 and 1997 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conduct our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerSource Corporation as of December 31, 1998 and 1997 and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, there is doubt as to the Company's ability to continue as a going concern.


                                       By         /s/  Bandari & Associates
                                       ------------------------------------
March 5, 1999                                 Certified Public Accountants

                             Powersource Corporation

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997


ASSETS
------

                                                                  1998      1997
                                                                  ----      ----

 CURRENT ASSETS:

       Cash and cash equivalents .........................    $    620     $
                                                                           ----

       Accounts receivable ..............................      199,500
                                                                           ----
       Letter of credit .................................       26,000
                                                                           ----
                 Total current assets ...................      226,120
                                                                           ----

 EQUIPMENT, FIXTURE AND FURNITURE:
       (net of accumulated depreciation of $ 2,024) .....        8,640
                                                                           ----


 OTHER ASSETS:

       Organization expenses
       (net of accumulated amortization $1,000) .........        4,000
                                                                           ----
       Investment in oil and gas properties .............      535,000
                                                                           ----
                 Total other assets .....................      539,000
                                                                           ----

                                                              $773,760     $
                                                              ========     =



See Accompanying notes and accountant's report

                             Powersource Corporation

                                  BALANCE SHEET

                           DECEMBER 31, 1998 AND 1997
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                               1998        1997
                                                               ----        ----
CURRENT LIABILITIES:

      Accounts payable .................................  $  36,028     $
                                                                         ------
      Payroll tax payable
                                                                542      ------
      Interest payable
                                                              5,600      ------
      Notes payable ....................................    116,000
                                                            -------      ------

                Total current liabilities ..............    158,170
                                                                         ------

STOCKHOLDER'S EQUITY:

      Common stock, par value $ .001,
         50,000,000 shares authorized, 5,408,161
         shares issued and outstanding including .......      1,356
                                                                          5,408
      Paid-in Capital in excess of par value ...........    128,781
                                                                         ------
      Preferred stock, par value $ 100
         5,350 shares issued and outstanding ...........    535,000
                                                                         ------
      Retained earnings (accumulated deficit) ..........    (53,599)     (1,356)
                                                            -------      ------
                Total stockholder's equity .............    615,590
                                                            -------

                                                          $ 773,760     $
                                                          =========     =

See Accompanying notes and accountant's report

                             Powersource Corporation

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                  FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997


                                                             1998         1997
                                                             ----         ----
  REVENUES:

        Net sales ...................................... $ 210,000      $ 3,544
        Cost of sales ..................................                  3,036
             Total revenues ............................   210,000          508
                                                           -------          ---


  EXPENSES:

        Selling expenses ...............................    26,911          ---
        General and administrative expenses ............   231,088          ---
                                                           -------
             Total expenses ............................   257,999          ---
                                                           -------
             Income from operation .....................   (47,999)         508


  OTHER INCOME (EXPENSE)

        Gain on sales of equipment                                          800

        Interest expense ...............................    (5,600)
                                                            ------

             Income before provision for income taxes ..   (53,599)       1,308

  PROVISION FOR INCOME TAXES ...........................       800

             Net income ................................   (54,399)       1,308

  RETAINED EARNINGS - JANUARY 1, 1998 ..................    (1,356)      (2,664)

  PRIOR PERIOD ADJUSTMENT ..............................     1,356
                                                             -----

  RETAINED EARNINGS - DECEMBER 31, 1998 ................ $ (54,399)     $(1,356)
                                                         =========      =======

Earnings (loss) per Common Share                            (0.010)       0.0010

See Accompanying notes and accountant's report


                             Powersource Corporation

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                             AS OF DECEMBER 31, 1998



                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1998 ......................   1,356,000   $    1,356   1,268,475              $(1,698,336)     $(1,356)


       Forgivness of Due to parent company ..........                   (1,356) (1,268,475)               1,698,338      428,505
                                                                                             ----------  ----------   ----------
 BALANCE ON DECEMBER 31,1997.........................   1,356,000        1,356                          $    (1,356) $          0

       Founders shares issued May 12, 1998..........    3,642,004        3,642       --              --         --            --

       Sales of option shares pursuant to ...........
       Re organization agreement: Feb. 12, 1998 .....     169,157          169   $   42,310          --         --         42,479
                                                                                             ----------  ----------   ----------

       Sale of 5,350 shares pursuant to
       Re organization agreement: Feb. 12,1998 ......                     --           --    $  535,000                  535,000
                                                                                             ----------  ----------   ----------

       Sales of additional option shares from Sep. 16
       Through Dec. 31, 1998                              241,000          241       86,471                               86,712



       Prior period adjustment ......................                                                         1,356        1,356

       Net income ...................................       --              --       --            --       (53,599)     (53,599)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  128,781  $  535,000  $  (54,399)  $  614,790

See Accompanying notes and accountant's report          =========   ==========   ==========  ==========  ==========   ==========

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


  CASH FLOWS FROM OPERATING ACTIVITIVES:

                                                  1998           1997
                                                  ----           ----

Net income ................................... $ (53,599)        508
Adjustment to reconcile net income to
net cash provide (used) by
operating activities:
Amortization ...................................   1,000
Depreciation ..................................    2,024
Decrease (increase) in:
Accounts receivable ............................(199,500)
Note receivable ................................ (26,000)
Organization expenses ..........................  (5,000)
Increase (decrease) in:
Accounts payable ..............................   36,028
Payroll tax payable ...........................      542
Interest payable ...............................   5,600
                                                   -----
Net cash provided(used)by operating activities..(238,905)        508
                                                --------         ---

  CASH FLOWS FROM INVESTING ACTIVITIES:
Gain on sale of equipment......................      --          800
Acquisition of assets .......................... (10,664)
Investment in oil and gas property ............ (535,000)
Net cash provided(used)by investing activities .(545,664)        800
                                                --------         ---

  CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable .................................  116,000
Issuing common stock ........................... 134,189
Issuing preferred stock .......................  535,000
                                                 -------
Net cash provided(used)by financing activities ..785,189           0
                                                --------           -

NET DECREASE IN CASH AND CASH EQUIVALENTS ...........620         1308

CASH AND CASH EQUIVALENTS - BEGINING OF THE YEAR.      0        (1308)
                                                       -

CASH AND CASH EQUIVALENTS - END OF YEAR........  $   620            0
                                                 =======       =======


See Accompanying notes and accountant's report

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REPORTING ENTITY
-----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

USE  OF  ESTIMATES
------------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT
-----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:


  Machinery and equipment .........  5 - 15 years
  Furniture and fixtures ..........  7 years
  Computer equipment and software .  5 years
  Vehicles and automotive equipment  7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

ORGANIZATION  EXPENSES
----------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

INCOME TAXES
------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

  Property and equipment consist of the following

               Furniture and Fixtures ...........  $  1,906
               Office Equipment .................     8,758
                                                     10,664
               Less: Accumulated depreciation ...    (2,024)
                                                   $  8,640

4 INVESTMENT IN OIL AND GAS  PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)
On May 12, 1998, American Gas Corporation's name was changed to PowerSource corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

  Equipment ........................................  $300,000
  Pipelines ........................................   200,000
  Rights of Way ....................................    35,000
                                                        ------
                                                      $535,000
                                                      ========
This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

 6   NOTES PAYABLE
     Notes payable as of December 31, 1998 consisted of the following:

  Note payable to Senator Associates, Ltd. .....
  is unsecured with interest as 7%, all interest
  and principal due on Septemeber 10, 1999 .....  $    80,000.00
  Letter of credit from Bankers Trust ..........       26,000.00
  Note payable to German Teitelbaum
  is unsecured and noninterest bearing .........       10,000.00
                                                       ---------
  principle due on Aug 1, 1999 .................  $   116,000.00
                                                  ==============

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   (Continued)


7 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline. The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of December 31, 1998, are as follows:

     Period ending     December 31, 1999              $        25,248
                       March 31, 2000                           6,312
                                                                -----
                       Total                          $        31,560
                                                      ===============


8 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $26,599 for the period ended December 31, 1998. As of December 31, 1998, only one of 42 districts has been sold generating a revenue of $210,000. Although the Company has indicated that it will try to increase sales, the current factors create an uncertainty as to the Company's ability to continue as a going concern.

As of the date of this report, commitments on Note 7 has not been fulfilled.

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                               Percent of
                                                       Amount   Net Sales
                                                       ------   ---------

  Advertising .......................................  $ 8,116      3.86%
  Automatic power exchange ..........................    1,000      0.48%
  Entertainment & travel ............................   13,545      6.45%
  Sales commissions .................................    4,250      2.02%
                                                         -----      ----

    TOTAL ...........................................  $26,911     12.81%
                                                       =======     =====


See Accompanying notes and accountant's report

                        Powersource Corporation

             SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                 FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                     Percent of
                                                            Amount    Net sales
                                                            ------    ---------

  Amortization expense ..................................  $  1,000       0.48%
  Auto expenses .........................................     1,332       0.63%
  Bank charges ..........................................       959       0.46%
  Computer expense ......................................     1,346       0.64%

  Consulting fee ........................................    29,955      14.26%
  Dues & subscriptions ..................................       383       0.18%
  Depreciation ..........................................     2,024       0.96%
  Insurance .............................................       846       0.40%

  Legal & professional services .........................    90,130      42.92%
  License & permits .....................................     3,080       1.47%
  Office expenses .......................................     1,005       0.48%
  Office supplies .......................................     3,141       1.50%

  Outside services ......................................    26,900      12.81%
  Parking ...............................................     2,410       1.15%
  Postage and delivery ..................................     5,827       2.77%
  Printing and reproductions ............................    21,789      10.38%

  Repair & maintenance ..................................       250       0.12%
  Rent ..................................................    19,275       9.18%
  Salary ................................................     9,023       4.30%
  Taxes-Payroll .........................................       668       0.32%
  Telephone .............................................     9,745       4.64%
                                                              -----       ----

          TOTAL .........................................  $231,088     110.04%
                                                           ========     ======

See Accompanying notes and accountant's report

                            Powersource Corporation

                         Quarter Ending March, 31 1999

                                   (UNAUDITED)

                            Powersource Corporation

                                  BALANCE SHEET
                                   (UNAUDITED)

                                 March 31, 1999


          ASSETS



      CURRENT ASSETS:


            Cash and cash equivalents ..................     $ 11,899
            Accounts receivable ........................       70,225
            Deferred interest ..........................       23,424
            Letter of credit ...........................       26,000
                                                               ------
                      Total current assets .............      131,548

      EQUIPMENT, FIXTURE AND FURNITURE:
            (net of accumulated depreciation of $ 2,530)       70,832


      OTHER ASSETS:

            Organization expenses
            (net of accumulated amortization $1,250) ...        3,750
            Investment in oil and gas properties .......      535,000
                                                              -------
                      Total other assets ...............      538,750
                                                              -------

                                                             $741,130
                                                             ========

                             Powersource Corporation

                                  BALANCE SHEET

                                 March 31, 1999
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY



    CURRENT LIABILITIES:

          Accounts payable .......................................     $  29,525
          Payroll tax payable ....................................         1,409
          Interest payable .......................................         7,000
          Notes payable ..........................................       102,090
          Notes payable - Computer System (Current Portion) ......        15,967
                                                                          ------
                    Total current liabilities ....................       155,991

    LONG-TERM LIABILITIES

          Notes payable - Computer System (Net of current portion)        70,903

    STOCKHOLDER'S EQUITY:

          Common stock, par value $ .001,
             50,000,000 shares authorized, 5,408,411
             shares issued and outstanding including .............         5,408

          Paid-in Capital in excess of par value .................       138,782
          Preferred stock, par value $ 100
             5,350 shares issued and outstanding .................       535,000
          Retained earnings (accumulated deficit) ................     (164,954)
                                                                       --------
                    Total stockholder's equity ...................       514,236
                                                                         -------

                                                                       $ 741,130
                                                                       =========

                             Powersource Corporation

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


    REVENUES:

          Net sales ...................................   $         0
                                                          -----------
          Cost of sales
               Total revenues .........................             0

    EXPENSES:

          Selling expenses ............................        12,540
          General and administrative expenses .........        80,472
                                                               ------
               Total expenses .........................        93,012
                                                               ------

               Income from operation ..................       (93,012)

    OTHER INCOME (EXPENSE)

          Officer's salaries ..........................       (15,125)
          Interest expense ............................        (2,418)
                                                               ------

               Income before provision for income taxes      (110,555)

    PROVISION FOR INCOME TAXES ........................           800
                                                                  ---

               Net income .............................      (111,355)

    RETAINED EARNINGS - DECEMBER 31, 1998 .............       (53,599)
                                                              -------

    RETAINED EARNINGS - MARCH 31, 1999 ................     $(164,954)
                                                            =========

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


    CASH FLOWS FROM OPERATING ACTIVITIVES:

    Net income ................................................     $(111,355)
           Adjustment to reconcile net income to net
           cash provide (used) by operating activities:
               Amortization ...................................           250
               Depreciation ...................................           506
           Decrease (increase) in:
               Accounts receivable ............................       129,275
               Note receivable ................................       (23,424)
           Increase (decrease) in:
               Accounts payable ...............................        (6,503)
               Payroll tax payable ............................           867
               Interest payable ...............................         1,400
               Notes payable ..................................         2,057
                                                                        -----
               Net cash provided (used) by operating activities        (6,927)
                                                                       ======

    CASH FLOWS FROM INVESTING ACTIVITIES:
           Acquisition of assets ..............................       (62,698)
                                                                      -------
               Net cash provided (used) by investing activities       (62,698)
                                                                      -------

    CASH FLOWS FROM FINANCING ACTIVITIES:
            Notes payable .....................................        70,903
            Additional paid in capital ........................        10,001
                                                                       ------
               Net cash provided (used) by financing activities        80,904

    NET INCREASE IN CASH AND CASH EQUIVALENTS .................        11,279

    CASH AND CASH EQUIVALENTS - JANUARY 31, 1999 ..............           620
                                        --- ----                          ---

    ASH AND CASH EQUIVALENTS - MARCH 31, 1999 .................     $  11,899
                                     === ====                       =========

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999



  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Reporting Entity
      ----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

      Use of Estimates
      ----------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

      Property and Equipment
      ----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

      Machinery and equipment .....................     5 - 15 years
      Furniture and fixtures ......................     7 years
      Computer equipment and software..............     5 years
      Vehicles and automotive equipment............     7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

      Organization Expenses
      ---------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                  (Continued)

     INCOME TAXES
     ------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following

    Furniture and Fixtures .......     $  8,758
    Office Equipment .............       64,604
                                         ------

         TOTAL                           73,362

    Less: Accumulated depreciation       (2,530)
                                         ------
         TOTAL                         $ 70,832
                                       ========

4 INVESTMENT IN OIL AND GAS PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)

corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

    Equipment .............................................      $300,000
    Pipelines .............................................       200,000
    Rights of Way..........................................        35,000
       Total                                                     $535,000

This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

6 NOTES PAYABLE
     Notes payable as of March 31, 1999 consisted of the following:

        Note payable to Senator Associates, Ltd.
        is unsecured with interest as 7%, all interest
        and principal due on Septemeber 10, 1999 .....     $    75,000.00
        Letter of credit from Bankers Trust ..........          26,000.00
        Note payable to German Teitelbaum
        is unsecured and noninterest bearing .........           1,090.00
        principle due on Aug 1, 1999
             Total                                         $   102,090.00
                                                           ==============

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                   (Continued)


7 LONG TERM NOTES PAYABLE

     Note payable to Comprehensive Leasing $1774.08 per month plus interest accrued at 29.07% collaterized by computer system with a net book value of
      $60,713.47

                                                $                   86,870

     Less amount due within one year                               (15,967)
                                                                   --------


                                                $                   70,903
                                                                   =======



8 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline.

The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of March 31, 1999, are as follows:

     Period ending     December 31, 1999        $                    25,248
                       March 31, 2000                                 6,312
                                                                      -----
                       Total                    $                    31,560
                                                                    =======

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                      Amount
                                                                      ------

    Advertising ................................................     $ 4,988
    Entertainment & travel .....................................       7,552
                                                                       -----

      TOTAL ....................................................     $12,540
                                                                     =======

                             Powersource Corporation

                SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999


                                                                    Amount
                                                                    ------

  Amortization expense ....................................    $      250
  Auto expenses ...........................................         1,941
  Bank charges ............................................           634
  Computer expense ........................................           271
  Consulting fee ..........................................        35,884

  Depreciation ............................................           506
  Dues & subscriptions ....................................           356
  Gifts ...................................................           300
  Insurance ...............................................           232
  Lease-equipment .........................................           150

  Legal & professional services ...........................         5,511
  License & permits .......................................           185
  Office expenses .........................................           278
  Office supplies .........................................         1,559
  Outside services

  Parking .................................................          1,089
  Postage and delivery ....................................          2,616
  Printing and reproductions ..............................          8,165
  Penalty .................................................            182
  Repair & maintenance ....................................          1,071

  Rent ....................................................          6,435
  Salary ..................................................          6,019
  Taxes-Business ..........................................            311
  Taxes-Payroll ...........................................          2,822
  Telephone ...............................................          3,705
                                                                   -------

          TOTAL ...........................................    $    80,472

                            Powersource Corporation

                         Quarter Ending June 30, 1999

                                   (UNAUDITED)

                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                    Form 10QSB
                              ---------------------

                   Quarterly Report Under Section 13 or 15(d)
                     of the Securities exchange Act of1934


For Quarter Ending June 30, 1999
Commission File Number 001-15071



                             PowerSource Corporation

                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)

Indicate by Check mark whether the registration (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was required to file such reports), and 92) has been subject to such filing requirements for the past 90 days.

Yes   *                No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Weighted Number of shares are 5,480,761 of common stock, no par value.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Statements in this discussion which are not historical facts may be considered "forward looking statements" within the meaning of Section 21E of the Securities Act of 1934, as amended, including projected sales based on orders, estimated cost savings and savings that may be generated from restructuring. The words "believe", "expect", "anticipate", "estimate", and similar expressions identify forward looking statements. Any forward looking statement involves risk and uncertainties that could cause actual events or results to differ, perhaps materially, from the events described in the forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise. The risks associated with the Company's forward looking statements include, but are not limited to, risks associated with the Company's history of losses and uncertain profitability, reliance on a large customer, risks associated with competition, general economic conditions, reliance on key management and production people, future capital needs, dilution, effects of outstanding notes and convertible debentures, limited public market, low stock price, and lack of liquidity.


     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, related notes and other information included in this quarterly report of Form 10-QSB.

Part I. Financial Information

Quarter Ended  June 30, 1999


                                     GENERAL


     The following financial information is submitted in response to the requirements of FORM 10-QSB and does nor purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures that are made are adequate to make the information presented not misleading. Further, in the opinion of the management, the interim financial statements reflect fairly the financial position and results of operations for the period indicated.

     The results of operations for the quarter ended as stated above are not necessarily indicative of results to be expected for the entire year ending fiscal year ending December 31st.

Item 1.                         Financial Statements

     The balance sheet of PowerSource Corp. (the "Company") as of the Quarter stated above, and the related statement of income and changes in financial position and note thereto are incorporated herein by reference to the Company's quarterly report.

Item 2.         Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Results of Operations
---------------------

     For the quarter revenues totaled $210,000. This represents an increase from zero revenues from the previous quarter. Expenses this quarter totaled $263,219, which translates to a loss from operations this quarter of $53, 219. This loss is due primarily from the expenditures in personnel, software, and computer equipment to prepare for expected increased future customer sales.

Liquidity and Capital Resources
---------------------------------

     The Company has access to a Letter of Credit of $26,000 to be placed with Banker Trust, (a U.S. Bank), as trustee for the benefit of the Automated Power Exchange, Inc. At this time there are no borrowing against the line.

Inflation
---------

     The rate of inflation does not have a material impact of the Company's results of operations and is not expected to have much of an impact in the future. The primary cost component in goods sold to customers subject to inflationary pressures is electrical power. The contract the Company has with its customers is that these costs are automatically passed along to the end-use customers as the Company incurs them.

Part II.  Other Information

Item 1.           Legal Proceedings - None

Item 2.           Change in Securities - None

Item 3.           Defaults upon Senior Securities - None

Item 4.           Submission of Matters to a vote of Security Holders - None

Item 5.           Other Information

Other Information
------------------

     The Company was approved for trading by the NASD and opened at $5.37 before closing at $5.00 per share on June 30, 1999 on very little volume.

Item 6.     Exhibit      EX-27

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


POWERSOURCE CORPORATION


/s/ E. Douglas Mitchell
----------------------
E. Douglas Mitchell
President

/s/ Roman Gordon
----------------------
Roman Gordon
Chairman of Board

Dated:  November 01, 1999
Los Angeles, California

                             Powersource Corporation

                                  BALANCE SHEET

                     JUNE 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


          ASSETS

                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --

      CURRENT ASSETS:

      Cash and cash equivalents ..................     $ 29,826              620
      Accounts receivable ........................      182,100          199,500
      Letter of credit ...........................       26,000           26,000
                                                         ------           ------
                Total current assets .............      237,926          226,120

      EQUIPMENT, FIXTURE AND FURNITURE:                  58,543            8,640



      OTHER ASSETS:

      Organization expenses ......................        3,500            4,000
      Investment in oil and gas properties .......      535,000          535,000
      Deferred interest ..........................       20,368                -
                                                        -------
                Total other assets ...............      558,868          539,000
                                                        -------          -------

                                                       $855,337         $773,760
                                                       ========         ========

                             Powersource Corporation

                                   BALANCE SHEET

                     JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY


                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --
 CURRENT LIABILITIES:


   Accounts payable .............................    $  29,527         $  36,028
   Payroll tax payable ..........................          596               542
   Income tax payable ...........................            -               800
   Interest payable .............................        8,400             5,600
   Notes payable - Computer System (Current Portion)    21,289                 -
                                                        ------            ------
   Total current liabilities ....................       59,812            42,170

 LONG-TERM LIABILITIES

   Notes payable - Computer System
  (Net of current portion)  .....................       53,222                 -
   Notes payable ................................       93,700                 -

   Total long-term liabilities ..................      146,922                 -

 STOCKHOLDER'S EQUITY:

   Common stock, par value $ .001,
   50,000,000 shares authorized, 5,408,161
   shares issued and outstanding including ......       5 ,408             5,408

   Paid-in Capital in excess of par value .......      221,959           128,781
   Preferred stock, par value $ 100
   5,350 shares issued and outstanding ..........      535,000           535,000
   Retained earnings (accumulated deficit) ......     (113,764)         (54,399)
                                                      --------         --------
   Total stockholder's equity ...................      648,603           614,790
                                                       -------

                                                     $ 855,337          $773,760
                                                      =========        =========

                             Powersource Corporation

                    STATEMENT OF INCOME AND ACCUMULATED DEFICIT

                    JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --
    REVENUES:

          Net sales ............................   $   210,000       $   210,000

          Cost of sales.........................             0                 0
                                                             -                 -

        Total revenues .........................       210,000           210,000

    EXPENSES:

          Selling expenses .....................        17,889            26,911
          General and administrative expenses ..       245,330           231,088
                                                        ------            ------
               Total expenses ..................       263,330           257,999
                                                        ------            ------

               Loss from operation .............      (53,219)          (47,999)

    OTHER INCOME (LOSS) (EXPENSE)

           Interest expense ....................       (5,346)           (5,600)
                                                       ------            ------

    Income(loss) before provision for income taxes    (58,565)          (53,599)

    PROVISION FOR INCOME TAXES .................          800                800
                                                          ---                ---

           Net Income(loss) ....................      (59,365)          (54,399)

    ACCUMULATED DIFICIT - JANUARY 1, 1999 ......      (54,399)           (1,356)
                                                      -------           -------
    PRIOR PERIOD ADJUSTMENT ....................            -              1,356

    ACCUMULATED DIFICIT - END OF PERIOD ........    $(113,764)         $(54,399)
                                                    =========         =========

    Earnings (loss) per Common Share                   (0.021)           (0.010)
    WEIGHTED NUMBER OF SHARES OUTSTANDING            5,480,761         5,408,161

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                          6/30/99       12/31/98
                                                          - -- --       -- -- -

    CASH FLOWS FROM OPERATING ACTIVITIVES:

    Net income .....................................    $  (59,365)  $  (54,399)
    Adjustment to reconcile net income to net
    cash provide (used) by operating activities:
    Amortization ...................................           500          1000
    Depreciation ...................................         7,076         2,024
    Decrease (increase) in:
    Accounts receivable ............................        17,400     (199,500)
    Note receivable ................................             -      (26,000)
    Deferred interest ..............................       (20,368)            -
    Organization expenses ..........................             -       (5,000)
    Increase (decrease) in)
    Accounts payable ...............................        (6,500)     (36,028)
    Payroll tax payable ............................            53           542
    Interest payable ...............................         2,800         5,600
    Income tax payable..............................          (800)          800
    Loan payable...................................         74,511             -
                                                             -----
    Net cash provided (used) by operating activities        15,307     (238,905)
                                                            ======       ======

    CASH FLOWS FROM INVESTING ACTIVITIES:

           Acquisition of assets ...................       (56,979)     (10,664)
           Investment in oil and gas property ......             -     (535,000)
                                                            -------      -------
    Net cash provided (used) by operating activities             -     (238,905)
    Net cash provided (used) by investing activities       (56,979)            -
                                                            -------     -------

    CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes payable ..................................       (22,300)      116,000
    Issuing common stock ...........................        61,065       134,189
    Issuing preferred stock ........................             -       535,000
    Additional paid in capital .....................        93,178             -
                                                            ------
    Net cash provided (used) by financing activities        70,878       785,189

    NET INCREASE(DECREASE)IN CASH AND CASH EQUIVALENTS      29,206           620

    CASH AND CASH EQUIVALENTS - JANUARY 1, 1999 ....           620             -
                                        --- ----               ---

    ASH AND CASH EQUIVALENTS - END OF PERIOD .......    $   29,826           620
                                                            ===             ===


                             Powersource Corporation

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


AS OF DECEMBER 31, 1998 AND 1997
--------------------------------

                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1998 ......................   1,356,000   $    1,356   1,268,475              $(1,698,336)     $(1,356)


       Forgivness of Due to parent company ..........                   (1,356) (1,268,475)               1,698,338      428,505
                                                                                             ----------  ----------   ----------
 BALANCE ON DECEMBER 31,1997.........................   1,356,000        1,356                          $    (1,356) $          0

       Founders shares issued May 12, 1998..........    3,642,004        3,642       --              --         --            --

       Sales of option shares pursuant to ...........
       Re organization agreement: Feb. 12, 1998 .....     169,157          169   $   42,310          --         --         42,479
                                                                                             ----------  ----------   ----------

       Sale of 5,350 shares pursuant to
       Re organization agreement: Feb. 12,1998 ......                     --           --    $  535,000                  535,000
                                                                                             ----------  ----------   ----------

       Sales of additional option shares from Sep. 16
       Through Dec. 31, 1998                              241,000          241       86,471                               86,712



       Prior period adjustment ......................                                                         1,356        1,356

       Net income ...................................       --              --       --            --       (53,599)     (53,599)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  128,781  $  535,000  $  (54,399)  $  614,790

                                                        =========   ==========   ==========  ==========  ==========   ==========

AS OF JUNE 30, 1999
-------------------


       Balance January 1, 1999 ......................   5,408,161   $    5,408       128,781     535,000   $(54,399)   $ 614,790

       Changes in paid in capital....................      72,600           72        61,065                              61,065


              Net loss ..............................          --       --       --            --           (59,365)     (59,365)


  BALANCE ON DECEMBER 31, 1998 ......................   5,480,761   $    5,480   $   189,846  $  535,000  $(113,764)   $ 616,490

                                                         =========   ==========    ==========  ==========  ==========  ==========

                          NOTES TO FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Reporting Entity
      ----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

      Use of Estimates
      ----------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

      Property and Equipment
      ----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

      Machinery and equipment .....................     5 - 15 years
      Furniture and fixtures ......................     7 years
      Computer equipment and software..............     5 years
      Vehicles and automotive equipment............     7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

      Organization Expenses
      ---------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

     INCOME TAXES
     ------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

2 LETTER OF CREDIT

As a requirement to provide electricity, Senator Associates Ltd, (a Hungarian corporation) on behalf of the Company executed, and delivered a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

3 PROPERTY AND EQUIPMENT

Property and equipment consist of the following

                                         6/30/99       12/31/98
                                         - -- --       -- -- --

    Furniture and Fixtures .......     $  8,758        $  1,906
    Office Equipment .............       58,885           8,758
                                         ------          ------
         TOTAL                           67,643          10,664

    Less: Accumulated depreciation       (9,100)         (2,024)
                                         ------          ------
         TOTAL                         $ 58,543        $  8,640
                                       ========        ========

4 INVESTMENT IN OIL AND GAS PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)

corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --

    Equipment ...................................      $300,000         $300,000
    Pipelines ...................................       200,000          200,000
    Rights of Way................................        35,000           35,000
       Total                                           $535,000         $535,000

This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

6 NOTES PAYABLE
     Notes payable as of March 31, 1999 consisted of the following:

                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --
 Note payable to Senator Associates, Ltd.
 is unsecured with interest as 7%, all interest
 and principal due on Septemeber 10, 1999 .....   $  67,700.00      $  80,000.00
 Letter of credit from Bankers Trust ..........      26,000.00         26,000.00
 Note payable to German Teitelbaum ...........               -         10,000.00
    Total                                         $  93,700.00        116,000.00
                                                        ======             =====

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)



7 LONG TERM NOTES PAYABLE

     Note payable to Comprehensive Leasing  $1774.08
     per month plus interest accrued at 29.07% collaterized
     by computer system with a net book value of
      $60,713.47
                                                        6/30/99         12/31/98
                                                        - -- --         -- -- --

                                                $       74,511                 -

     Less amount due within one year                    21,289                 -
                                                      --------           -------


                                                $       53,222                 -
                                                       =======           =======



8 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline.

The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of March 31, 1999, are as follows:

                                                          6/30/99       12/31/98
                                                          - -- --       -- -- --

     Period ending     December 31, 1999               $  12,624         $25,248
                       March 31, 2000                      6,312           6,312
                                                           -----           -----
                       Total                           $  18,936        $ 31,560
                                                         =======         =======

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                                                 6/30/99          12/31/98
                                                    - -- --       -- -- --
                                                                 Percent of
                                                 Amount          Net Sales
                                                 ------            ------
    Automated Power Exchange .............
    Advertising ...........................     $ 4,988              2.61%
    Entertainment & travel ................       7,552              5.91%
                                                  -----

      TOTAL ...............................     $17,889             10.89%
                                                =======            =======

                             POWERSOURCE CORPORATION

                SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                       JUNE 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                                     6/30/99                        12/31/98
                                     - -- --                         -- -- --


                                         Percent of                  Percent of
                               Amount    Net sales          Amount    Net sales
                         -------------------------         ---------------------


Alamr & Security            $       100     0.05%      $        -             -
Amortization expense                500     0.24%           1,000          0.48%
Auto expenses                     4,112     1.96%           1,332          0.63%
Bank charges                        760     0.36%             959          0.46%
Computer expense                  1,635     0.78%           1,346          0.64%
Consulting fee                   38,678    18.42%          29,955         14.26%
Depreciation                      7,076     3.37%           2,024          0.96%
Dues & subscriptions              4,891     2.33%             383          0.18%
Gifts                               446     0.21%               -             -
Insurance                         1,836     0.87%             846          0.40%
Lease-equipment                     150     0.07%               -             -
Legal & professional services     5,478     2.61%          90,130         42.92%
License & permits                   972     0.46%           3,080          1.47%
Marketing                           964     0.46%               -             -
Office expenses                   2,596     1.24%           1,005          0.48%
Office supplies                   3,696     1.76%           3,141          1,50%
Outside service                  68,842    32.78%          26,900         12.81%
Parking                           2,218     1.06%           2,410          1.15%
Postage and delivery              4,607     2.19%           5,827          2.77%
Printing and reproductions       10,602     5.05%          21,789         10.38%
Professional service             27,353    13.03%               -             -
Penalty                             182     0.09%               -             -
Repair & maintenance              2,473     1.18%             250          0.12%
Rent                             15,030     7.16%          19,275          9.18%
Salaries-Office                  11,337     5.40%           9,023          4.30%
Salaries-Officers                15,125     7.20%               -             -
Taxes-Business                      311     0.15%               -             -
Taxes-Payroll                     3,902     1.86%             668          0.32%
Telephone                         9,153     4.36%           9,745          4.64%
Wire fee                            305     0.15%               -             -



         TOTAL            $     245,330   116.82%      $  231,088        110.04%
                               ========  ========        ========      ========

                            Powersource Corporation

                         Quarter Ending September 30, 1999

                                   (UNAUDITED)

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                    Form 10QSB
                              ---------------------

                   Quarterly Report Under Section 13 or 15(d)
                     of the Securities exchange Act of1934


For Quarter Ending September 30, 1999
Commission File Number 001-15071



                             PowerSource Corporation

                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)

Indicate by Check mark whether the registration (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was required to file such reports), and 92) has been subject to such filing requirements for the past 90 days.

Yes   *                No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Weighted Number of shares are 5,480,761 of common stock, no par value.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Statements in this discussion which are not historical facts may be considered "forward looking statements" within the meaning of Section 21E of the Securities Act of 1934, as amended, including projected sales based on orders, estimated cost savings and savings that may be generated from restructuring. The words "believe", "expect", "anticipate", "estimate", and similar expressions identify forward looking statements. Any forward looking statement involves risk and uncertainties that could cause actual events or results to differ, perhaps materially, from the events described in the forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise. The risks associated with the Company's forward looking statements include, but are not limited to, risks associated with the Company's history of losses and uncertain profitability, reliance on a large customer, risks associated with competition, general economic conditions, reliance on key management and production people, future capital needs, dilution, effects of outstanding notes and convertible debentures, limited public market, low stock price, and lack of liquidity.


     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, related notes and other information included in this quarterly report of Form 10-QSB.

Part I. Financial Information

Quarter Ended  September 30, 1999


                                     GENERAL


     The following financial information is submitted in response to the requirements of FORM 10-QSB and does nor purport to be financial statements prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes the disclosures that are made are adequate to make the information presented not misleading. Further, in the opinion of the management, the interim financial statements reflect fairly the financial position and results of operations for the period indicated.

     The results of operations for the quarter ended as stated above are not necessarily indicative of results to be expected for the entire year ending fiscal year ending December 31st.

Item 1.                         Financial Statements

     The balance sheet of PowerSource Corp. (the "Company") as of the Quarter stated above, and the related statement of income and changes in financial position and note thereto are incorporated herein by reference to the Company's quarterly report.

Item 2.         Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

Results of Operations
---------------------

     For the quarter revenues totaled $450k. This represents an increase over $210k revenues from the previous quarter of 1999. Expenses this quarter totaled $413,350, which translates to a income from operations this quarter of $36,650. This revenue resulting from the marketing territory sale.

Liquidity and Capital Resources
---------------------------------

     PowerSource has successfully obtained a surety bond needed to satisfy Automated Power Exchange requirements for purchasing power in California.

On September 9, 1999 a bond for $150,000 was obtained from Frontier Pacific Insurance Company. In addition,the Company is negotiating with Prestige Capital Corporation in obtaining line of credit over $2,000,000 against accounts receivables.

Inflation
---------

     The rate of inflation does not have a material impact of the Company's results of operations and is not expected to have much of an impact in the future. The primary cost component in goods sold to customers subject to inflationary pressures is electrical power. The contract the Company has with its customers is that these costs are automatically passed along to the end-use customers as the Company incurs them.

Part II.  Other Information

Item 1.           Legal Proceedings - None

Item 2.           Change in Securities - None

Item 3.           Defaults upon Senior Securities - None

Item 4.           Submission of Matters to a vote of Security Holders - None

Item 5.           Other Information - None

Item 6.     Exhibit      EX-27

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


POWERSOURCE CORPORATION


/s/ E. Douglas Mitchell
----------------------
E. Douglas Mitchell
President

/s/ Roman Gordon
----------------------
Roman Gordon
Chairman of Board

Dated:  November 11, 1999
Los Angeles, California

                             Powersource Corporation

                                  BALANCE SHEET

                     SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                  (UNAUDITED)


          ASSETS

                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --

      CURRENT ASSETS:

      Cash and cash equivalents ..................     $  2,337              620
      Accounts receivable ........................      349,260          199,500
      Letter of credit ...........................            -           26,000
      Other receivable ...........................          365                -
                                                         ------           ------
                Total current assets .............      351,962          226,120

      EQUIPMENT, FIXTURE AND FURNITURE:                  57,848            8,640



      OTHER ASSETS:

      Organization expenses ......................        3,250            4,000
      Investment in oil and gas properties .......      535,000          535,000
      Deferred interest ..........................       18,841                -
                                                        -------
                Total other assets ...............      557,091          539,000
                                                        -------          -------

                                                       $966,901         $773,760
                                                       ========         ========

                             Powersource Corporation

                                   BALANCE SHEET

                     SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

                      LIABILITIES AND STOCKHOLDER'S EQUITY


                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --
 CURRENT LIABILITIES:


   Accounts payable .............................    $  34,105         $  36,028
   Payroll tax payable ..........................        1,152               542
   Income tax payable ...........................        7,683               800
   Interest payable .............................        9,800             5,600
   Loan Payable .................................          500                 -
   Notes payable - Computer System (Current Portion)    21,289                 -
                                                        ------            ------
   Total current liabilities ....................       74,579            42,970

 LONG-TERM LIABILITIES

   Notes payable - Computer System ..............       49,674                 -
   Notes payable ................................       67,700           116,000
                                                        ------           -------

   Total long-term liabilities ..................      117,374           116,000

 STOCKHOLDER'S EQUITY:

   Common stock, par value $ .001,
   50,000,000 shares authorized, 5,408,761
   shares issued and outstanding including ......       5 ,408             5,408

   Paid-in Capital in excess of par value .......      269,046           128,781
   Preferred stock, par value $ 100
   5,350 shares issued and outstanding ..........      535,000           535,000
   Retained earnings (accumulated deficit) ......      (34,506)         (54,399)
                                                      --------         --------
   Total stockholder's equity ...................      774,948           614,790
                                                       -------

                                                     $ 966,901          $773,760
                                                      =========        =========

                             Powersource Corporation

                    STATEMENT OF INCOME AND ACCUMULATED DEFICIT

                    SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --
    REVENUES:

          Net sales ............................   $   450,000       $   210,000

          Cost of sales.........................             0                 0
                                                             -                 -

        Total revenues .........................       450,000           210,000

    EXPENSES:

          Selling expenses .....................        32,413            26,911
          General and administrative expenses ..       380,937           231,088
                                                        ------            ------
               Total expenses ..................       413,350           257,999
                                                        ------            ------

               Income from operation .............      36,650          (47,999)

    OTHER INCOME (LOSS) (EXPENSE)

           Interest expense ....................       (8,274)           (5,600)
                                                       ------            ------

    Income(loss) before provision for income taxes     28,376           (53,599)

    PROVISION FOR INCOME TAXES .................        8,483                800
                                                          ---                ---

           Net Income(loss) ....................        19,893          (54,399)

    ACCUMULATED DIFICIT - JANUARY 1, 1999 ......      (54,399)           (1,356)
                                                      -------           -------
    PRIOR PERIOD ADJUSTMENT ....................            -              1,356

    ACCUMULATED DIFICIT - END OF PERIOD ........    $ (34,506)         $(54,399)
                                                    =========         =========

    Earnings (loss) per Common Share                   (0.021)           (0.010)
    WEIGHTED NUMBER OF SHARES OUTSTANDING            5,480,761         5,408,161

                             Powersource Corporation

                             STATEMENT OF CASH FLOWS

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


                                                          9/30/99       12/31/98
                                                          - -- --       -- -- -

    CASH FLOWS FROM OPERATING ACTIVITIVES:

    Net income .....................................    $   19,893  $   (54,399)
    Adjustment to reconcile net income to net
    cash provide (used) by operating activities:
    Amortization ...................................           750          1000
    Depreciation ...................................        11,114         2,024
    Decrease (increase) in:
    Accounts receivable ............................      (149,760)    (199,500)
    Note receivable ................................        26,000      (26,000)
    Deferred interest ..............................       (18,841)            -
    Organization expenses ..........................             -       (5,000)
    Other receivable ...............................          (365)            -
    Increase (decrease) in)
    Accounts payable ...............................        (1,922)     (36,028)
    Payroll tax payable ............................           608           542
    Income tax payable..............................         6,883           800
    Interest payable ...............................         4,200         5,600
    Loan payable...................................            550             -
                                                             -----
    Net cash provided (used) by operating activities     (100,890)     (238,905)
                                                            ======       ======

    CASH FLOWS FROM INVESTING ACTIVITIES:

           Acquisition of assets ...................       (60,322)     (10,664)
           Investment in oil and gas property ......             -     (535,000)
                                                            -------      -------
    Net cash provided (used) by operating activities       (60,322)    (545,664)
                                                             -------     -------

    CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes payable ..................................        22,664       116,000
    Issuing common stock ...........................             -       134,189
    Issuing preferred stock ........................             -       535,000
    Additional paid in capital .....................        140,265            -
                                                            ------
    Net cash provided (used) by financing activities        162,929      785,189

    NET INCREASE(DECREASE)IN CASH AND CASH EQUIVALENTS        1,717          620

    CASH AND CASH EQUIVALENTS - BEGINING OF YEAR ....           620            -
                                        --- ----               ---

    ASH AND CASH EQUIVALENTS - END OF YEAR...........    $    2,337          620
                                                               ===           ===


                             Powersource Corporation

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


AS OF DECEMBER 31, 1998 AND 1997
--------------------------------

                                                                 COMMON           PAID-IN
                                                                  STOCK          CAPITAL IN   PREFERRED    RETAINED
                                                         SHARES        AMOUNT   EXCESS OF PAR   STOCK      EARNINGS       TOTAL
                                                         ------        ------   -------------   -----      --------       -----

       Balance January 1, 1998 ......................   1,356,000   $    1,356   1,268,475              $(1,698,336)     $(1,356)


       Forgivness of Due to parent company ..........                   (1,356) (1,268,475)               1,698,338      428,505
                                                                                             ----------  ----------   ----------
 BALANCE ON DECEMBER 31,1997.........................   1,356,000        1,356                          $    (1,356) $          0

       Founders shares issued May 12, 1998..........    3,642,004        3,642       --              --         --            --

       Sales of option shares pursuant to ...........
       Re organization agreement: Feb. 12, 1998 .....     169,157          169   $   42,310          --         --         42,479
                                                                                             ----------  ----------   ----------

       Sale of 5,350 shares pursuant to
       Re organization agreement: Feb. 12,1998 ......                     --           --    $  535,000                  535,000
                                                                                             ----------  ----------   ----------

       Sales of additional option shares from Sep. 16
       Through Dec. 31, 1998                              241,000          241       86,471                               86,712



       Prior period adjustment ......................                                                         1,356        1,356

       Net income ...................................       --              --       --            --       (54,599)     (54,599)


  BALANCE ON DECEMBER 31, 1998 ......................   5,408,161   $    5,408   $  128,781  $  535,000  $  (54,399)  $  614,790

                                                        =========   ==========   ==========  ==========  ==========   ==========

AS OF SEPTEMBER 30, 1999
-------------------


       Balance January 1, 1999 ......................   5,408,161   $    5,408       128,781     535,000   $(54,399)   $ 614,790

       Changes in paid in capital....................      72,600           72       140,265                             140,265


              Net loss ..............................          --           --          --          --       19,893       19,893


  BALANCE ON SEPTEMBER 30, 1999 ......................   5,480,761   $    5,480   $   269,046  $  535,000  $ (34,506)   $ 774,948

                                                         =========   ==========    ==========  ==========  ==========  ==========

                          NOTES TO FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)


  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Reporting Entity
      ----------------
PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

      Use of Estimates
      ----------------
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

      Property and Equipment
      ----------------------
Property and equipment are stated at cost. Depreciation is provided principally on the straight- line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

      Machinery and equipment .....................     5 - 15 years
      Furniture and fixtures ......................     7 years
      Computer equipment and software..............     5 years
      Vehicles and automotive equipment............     7 years

Leasehold improvements are amortized by the straight-line method over a period of 31.5 years for book and tax purposes. Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

      Organization Expenses
      ---------------------
Organization expenses include legal fees, licensing fees, and certain other organization costs, which will be amortized using the straight-line method over a period of five years.

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

     INCOME TAXES
     ------------
The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.


2 PROPERTY AND EQUIPMENT

Property and equipment consist of the following

                                         9/30/99       12/31/98
                                         - -- --       -- -- --

    Furniture and Fixtures .......     $  8,758        $  1,906
    Office Equipment .............       62,228           8,758
                                         ------          ------
         TOTAL                           70,986          10,664

    Less: Accumulated depreciation       13,138         (2,024)
                                         ------          ------
         TOTAL                         $ 57,848        $  8,640
                                       ========        ========

4 INVESTMENT IN OIL AND GAS PROPERTIES

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington" ), a fully reporting public company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stocks) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share. On May 12, 1998, American Gas Corporation's name was changed to PowerSource

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)

4 INVESTMENT IN OIL AND GAS PROPERTIES (Continued)

corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties as follows:

                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --

    Equipment ...................................      $300,000         $300,000
    Pipelines ...................................       200,000          200,000
    Rights of Way................................        35,000           35,000
       Total                                           $535,000         $535,000

This value has been estimated by an appraisal and management of the Company and its realization is contingent upon the Company's investment of about $100,000 as stated below in note (7) commitments. To date the Company has not invested any funds and has not entered into any contract for the proposed improvement.

5 COMMON STOCK WARRANTS

PowerSource Corporation has a total of four class of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through December 31, 1999.

6 NOTES PAYABLE
     Notes payable as of September 30, 1999 consisted of the following:

                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --
 Note payable to Senator Associates, Ltd.
 is unsecured with interest as 7%, all interest
 and principal due on Septemeber 10, 1999 .....   $  67,700.00      $  80,000.00
 Letter of credit from Bankers Trust ..........              -         26,000.00
 Note payable to German Teitelbaum ...........               -         10,000.00
    Total                                         $  67,700.00        116,000.00
                                                        ======             =====

                             Powersource Corporation

                          NOTES TO FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)
                                   (Continued)



7 LONG TERM NOTES PAYABLE

     Note payable to Comprehensive Leasing  $1774.08
     per month plus interest accrued at 29.07% collaterized
     by computer system with a net book value of
      $60,713.47
                                                        9/30/99         12/31/98
                                                        - -- --         -- -- --

                                                $       70,963                 -

     Less amount due within one year                    21,289                 -
                                                      --------           -------


                                                $       49,674                 -
                                                       =======           =======



8 COMMITMENTS

The management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline.

The company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of March 31, 1999, are as follows:

                                                          9/30/99       12/31/98
                                                          - -- --       -- -- --

     Period ending     December 31, 1999               $   6,312         $25,248
                       March 31, 2000                      6,312           6,312
                                                           -----           -----
                       Total                           $  12,624        $ 31,560
                                                         =======         =======

                             Powersource Corporation

                            SUPPLEMENTARY INFORMATION

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                             Powersource Corporation

                          SCHEDULE 1 - SELLING EXPENSES

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                                                 9/30/99          12/31/98
                                                    - -- --       -- -- --
                                                                 Percent of
                                                 Amount          Net Sales
                                                 ------            ------
    Automated Power Exchange .............
    Advertising ...........................     $ 14,175              2.61%
    Entertainment & travel ................       18,238              5.91%
                                                  -----

      TOTAL ...............................     $ 32,413             10.89%
                                                 =======            =======

                             POWERSOURCE CORPORATION

                SCHEDULE 2 - GENERAL AND ADMINISTRATIVE EXPENSES

                       SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                                   (UNAUDITED)

                                     9/30/99                        12/31/98
                                     - -- --                         -- -- --


                                         Percent of                  Percent of
                               Amount    Net sales          Amount    Net sales
                         -------------------------         ---------------------


Alamr & Security            $       100     0.02%      $        -             -
Amortization expense                750     0.17%           1,000          0.48%
Auto expenses                     6,301     1.40%           1,332          0.63%
Bank charges                        958     0.21%             959          0.46%
Commission                        4,817     1.07                -              -
Computer expense                  1,787     0.40%           1,346          0.64%
Consulting fee                   52,288    11.62%          29,955         14.26%
Depreciation                     11,114     2.47%           2,024          0.96%
Dues & subscriptions              5,117     1.14%             383          0.18%
Gifts                               476     0.11%               -             -
Insurance                         9,481     2.11%             846          0.40%
Lease-equipment                     150     0.03%               -             -
Legal & professional services    11,088     2.46%          90,130         42.92%
License & permits                   972     0.22%           3,080          1.47%
Marketing                           964     0.21%               -             -
Office expenses                   5,785     1.29%           1,005          0.48%
Office supplies                   5,278     1.17%           3,141          1,50%
Outside service                  88,283    19.62%          26,900         12.81%
Parking                           3,417     0.76%           2,410          1.15%
Postage and delivery              6,202     1.38%           5,827          2.77%
Printing and reproductions       14,288     3.18%          21,789         10.38%
Professional service             43,673     9.71%               -             -
Penalty                             182     0.04%               -             -
Repair & maintenance              2,788     0.62%             250          0.12%
Rent                             19,322     4.29%          19,275          9.18%
Salaries-Office                  40,674     9.04%           9,023          4.30%
Salaries-Officers                15,125     3.36%               -             -
Taxes-Business                      311     0.07%               -             -
Taxes-Payroll                     6,633     1.47%             668          0.32%
Telephone                        17,595     3.91%           9,745          4.64%
Wire fee                            440     0.10%               -             -



         TOTAL            $     376,359   83.65%      $  231,088        110.04%
                               ========  ========        ========      ========

             ITEM 19. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Due to the Company's Plan of Reorganization and the relocation of the Company's offices, the Board of Directors decided to replace its former accountants, Lund Koehler Cox & Company, with a new accounting firm, Bandari & Associates. Lund Koehler Cox & Company's report on the financial statements for fiscal years ending December 31, 1996 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Company had no disagreements with Lund Koehler Cox & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 20. SIGNATURE/POWER OF ATTORNEY


     Pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 25, 1999.


       POWER SOURCE CORPORATION

        By:   /s/ Douglas Mitchell
            ----------------
            Douglas Mitchell President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on May 25, 1999.


     POWER OF ATTORNEY KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Douglas Mitchell, and each of them, his or her true and lawful attorney-in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fury to all intents and purposes as he might do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes, may lawfully do or cause to be done by virtue thereof.


By /s/ Roman Gordon
   -----------------
       Roman Gordon                 Chairman of the Board of Directors



By /s/  Illya Bond
   -----------------
      Illya Bond                    Director



By /s/ German Teitelbaum            Director
   -----------------
      German Teitelbaum


By /s/ Mark Haggerty                Director
   -----------------
      Mark Haggerty